CHINA CERAMICS CO., LTD.
c/o Jinjiang Hengda Ceramics Co., Ltd.
Junbing Industrial Zone
Anhai, Jinjiang City
Fujian Province, PRC

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be held December 27, 2010

To the Shareholders of China Ceramics Co., Ltd.

Notice is hereby given that the Annual Meeting of the Shareholders of China Ceramics Co., Ltd. (the “Company”) will be held on December 27, 2010 at 7:30 a.m. local time at the Westport Inn, 1595 Post Road East, Westport, CT 06880. The meeting is called for the following purpose:

1.	To elect a board of seven directors;

2.	To adopt the China Ceramics Co., Ltd. 2010 Incentive Compensation Plan (the “2010 Incentive Plan”);

3.	To ratify the appointment of Grant Thornton as the independent auditors of the Company for the fiscal year ending December 31, 2010; and

4.	To consider and take action upon such other matters as may properly come before the meeting or any adjournment or adjournments thereof.

The close of business on November 24, 2010 has been fixed as the record date for the purpose of determining the shareholders entitled to notice of, and to vote at, the meeting.  The stock transfer books of the Company will not be closed. The date on which this Proxy Statement and the accompanying form of proxy card will first be mailed or given to the Company’s shareholders is on or about December 1, 2010.

All shareholders are cordially invited to attend the meeting.  Whether or not you expect to attend, you are respectfully requested by the Board of Directors to sign, date and return the enclosed proxy card promptly.  Shareholders who appoint proxies retain the right to revoke them at any time prior to the voting thereof.  A return envelope which requires no postage if mailed in the United States is enclosed for your convenience.  You may obtain directions to the meeting by calling 203-259-5236.  This Proxy Statement, a form of proxy card and our most recent Annual Report are available online at the following internet address: www.cceramics.com.

By Order of the Board of Directors,

/s/ Huang Jia Dong
Huang Jia Dong
Chief Executive Officer

Dated: November 30, 2010

CHINA CERAMICS CO., LTD.

TABLE OF CONTENTS

Proxy Statement	1

Election of Directors (Proposal No. 1)	3

The Board and Board Committees	6

Director Compensation	10

Executive Officers	11

Executive Compensation Discussion and Analysis	12

Securities Ownership	14

Certain Relationships and Related Transactions	16

Report of the Audit Committee	17

Approval of the 2010 Incentive Plan (Proposal No. 2)	17

Ratification of Independent Auditor (Proposal No. 3)	23

Other Matters

Shareholder Proposals

CHINA CERAMICS CO., LTD.
c/o Jinjiang Hengda Ceramics Co., Ltd.
Junbing Industrial Zone
Anhai, Jinjiang City
Fujian Province, PRC

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of China Ceramics Co., Ltd. (the “Company,” “China Ceramics,” “we,” “us,” or “our”) for the Annual Meeting of Shareholders to be held at the Westport Inn, 1595 Post Road East, Westport, CT 06880 on December 27, 2010, at 7:30 a.m. local time and for any adjournment or adjournments thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. Any shareholder appointing such a proxy has the power to revoke it at any time before it is voted. Written notice of such revocation should be forwarded directly to the secretary of the Company at the above stated address.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy card on which no instruction is specified will be voted in favor of the actions described in this Proxy Statement and for the election of the nominees set forth under the caption “Election of Directors.”

Your vote is important. Accordingly, you are urged to sign and return the accompanying proxy card whether or not you plan to attend the meeting. If you do attend the meeting and are a record holder, you may vote by ballot at the meeting and your proxy will be deemed to be revoked. If you hold your shares in street name and wish to vote your shares at the meeting, you should contact your broker about getting a proxy appointing you to vote your shares.

VOTING SECURITIES

Only holders of ordinary shares, $.001 par value per share (the “Shares”), of record at the close of business on November 24, 2010 (the “Record Date”) are entitled to vote at the meeting. On the Record Date, the Company had issued and outstanding 16,459,202 Shares entitled to vote. For purposes of voting at the meeting, each Share is entitled to one vote upon all matters to be acted upon at the meeting. No less than 50% in nominal value of the outstanding Shares represented at the meeting in person or by proxy shall constitute a quorum throughout the meeting. The affirmative vote of a plurality of the votes cast in person or by proxy at the Annual Meeting and entitled to vote on the election of directors is required for the election of our directors, and the affirmative vote of a simple majority of the votes cast in person or by proxy at the Annual Meeting and entitled to vote is required to approve the 2010 Incentive Plan and to ratify the appointment of Grant Thornton, independent certified public accountants, as our independent auditors.

Only Shares that are voted are taken into account in determining the proportion of votes cast for the election of directors. Any Shares not voted (whether by abstention, broker non-vote or otherwise) will therefore only impact the election of directors to the extent that the failure to vote for any individual may result in another individual’s receiving a larger proportion of votes cast. Similarly, any Shares not voted (whether by abstention, broker non-vote or otherwise) will only impact the percentage of votes cast for or against the approval of the 2010 Incentive Plan and the ratification of the appointment of Grant Thornton. Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved.

VOTING

If you are a shareholder of record, you may vote in person at the annual meeting. We will give you a ballot sheet when you arrive. If you do not wish to vote in person or you will not be attending the annual meeting, you may vote by proxy. If you have received a printed copy of these proxy materials by mail, you may vote by proxy using the enclosed proxy card. To vote by proxy using the enclosed proxy card (only if you have received a printed copy of these proxy materials by mail), complete, sign and date your proxy card and return it promptly in the envelope provided.

If you intend to vote by proxy, your vote must be received by 5:00p.m. Eastern Time on December 24, 2010 to ensure that it is counted.

If you are not a shareholder of record, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the meeting, please contact your bank or broker for the procedures necessary to allow you to vote your shares in person.

ELECTION OF DIRECTORS

PROPOSAL NO. 1

The Board has nominated the current seven directors for re-election as directors to serve until the next Annual Meeting of Shareholders or until their successors are elected and become qualified. It is intended that the proxy appointed by the accompanying proxy card will vote for the election, as directors, of the seven persons named below, unless the proxy card contains contrary instructions.

The Company has no reason to believe that any of the nominees will not be a candidate or will be unable to serve as director. However, in the event that any of the nominees should become unable or unwilling to serve as a director, the persons named in the proxy have advised that they will vote for the election of such person or persons as shall be designated by the directors, unless the proxy card contains contrary instructions.

The following pages set forth the names, ages and director start dates of the seven nominees for re-election as directors, their respective principal occupations and brief employment history of the past five years, including the names of other publicly-held companies of which each serves or has served as a director during the past five years.

Huang Jia Dong, 52, founded Hengda in 1993 and has served as our director since November 20, 2009 and our Chief Executive Officer since April 4, 2010. Mr. Huang was Chairman of the Board from November 20, 2009 until April 4, 2010. Mr. Huang currently serves as Chairman of Hengda. Mr. Huang was previously involved in the construction material distribution business. Mr. Huang has been appointed as the vice chairman of Fujian Province Ceramic Industry Association since 2006 and the executive director of Jinjiang City Chamber of Import and Export Trade since 2007. Mr. Huang has a diploma in corporate management from Xiamen University. Mr. Huang is a second cousin of Mr. Su Pei Zhi’s wife. We have chosen Mr. Huang to serve as director because of his extensive experience in the ceramic tiles industry and his intimate knowledge of our company.

Su Pei Zhi, 56, has served as our director since November 20, 2009. Mr. Su joined Hengda in 1993 and served as the sales deputy general manager. He is the head of our sales and marketing team. Under the leadership of Mr. Su, we have established a nationally covered sales network including both distribution customers and property developer customers. Prior to joining Hengda, Mr. Su was in his family ceramic tile business. Mr. Su Pei Zhi is the father of Mr. Su Wei Feng, our director and Secretary, and Mr. Su Pei Zhi’s wife is a second cousin of Mr. Huang Jia Dong, our Chief Executive Officer. We have chosen Mr. Shu Pei Zhi to serve as director because of his extensive experience in the ceramic tiles industry.

Ding Wei Dong, 70, has served as our director since November 20, 2009. From 1997 to 2008, Mr. Ding served as the president of China Building Ceramics & Sanitaryware Association (CBCSA), the largest industrial association of the building ceramics and sanitaryware industry in China. Mr. Ding is now the honorary president of CBCSA. From 1991 to 2000, Mr. Ding served as the executive vice president of China Building Material Industry Association, a national organization of the building material industry in China. From 1985 to 1991, Mr. Ding was the chief of Manufacturing and Management Department of Building Material Bureau of China where he was responsible for the quality management of building materials. Mr. Ding graduated from Nanjiing University of Science and Technology in 1965 with a Bachelor Degree, and he has the professional title of Senior Engineer of Professor Scale in China. We have chosen Mr. Ding to serve as director because of his expertise in the Chinese ceramics industry.

Paul K. Kelly, 70, has served as our director since August 18, 2009 and our Chairman since April 4, 2010. He was also Chairman of the Board and Chief Executive Officer of our predecessor, CHAC, from its inception. Since February 1992, Mr. Kelly has been the President and Chief Executive Officer of Knox & Co., an investment banking firm specializing in mergers and acquisitions, corporate restructuring and international financial advisory services for clients in the U.S., Asia, and throughout the world. In 2004, Mr. Kelly formed the Westgate Group, Inc., a strategic advisory firm focusing upon identifying and implementing cross-border business opportunities for clients with an emphasis on Asia and the Pacific Basin, for which he acts as Chairman, CEO, and is the majority shareholder. Mr. Kelly is also the President, Chief Executive Officer and sole shareholder of PH II, Inc., a privately held investment company which has investments in the United States and New Zealand. He has held these positions with PH II since 1988. Mr. Kelly also serves as Chairman and Chief Executive Officer of Knox Enterprises, Inc., successor to THT Inc., a privately held diversified manufacturing company. In 1996, Mr. Kelly founded the Carrington Club, a golf resort and karikari estate and winery in New Zealand for which he is the owner and Edgewater Developers, a real estate development company in New Zealand. From 1985 to 1990 Mr. Kelly served as President and Chief Executive Officer of Peers & Co., an international investment banking firm. From 1984 to 1985 Mr. Kelly was the President and a director of Quadrex Securities Corp. From 1982 to 1984 he was an Executive Vice President and Director of Dean Witter Reynolds, Inc., responsible for all investment banking activities for financial institutions. Mr. Kelly also served as Managing Director and a member of the Management Committee of Merrill Lynch White Weld Capital Markets Group from 1980 to 1982 where he was responsible for all investment banking activities for financial institutions on a worldwide basis, and was also senior banker to Merrill Lynch & Co., the holding company for all Merrill Lynch interests. From 1978 to 1980 Mr. Kelly was Executive Vice President, Director and member of the Executive Committee of Blyth Eastman Dillon, where he was co-head of the Corporate Finance Department. He was responsible for all new business activities for the firm and headed the Financial Institutions Group. Among the other positions held by Mr. Kelly prior to 1978 include his positions from 1968 to 1975 as Vice President of The First Boston Corporation where he established the commercial paper department and was responsible for all corporate finance new business activities and as a partner, member of the management committee and head of investment banking for Prescott, Ball & Turbin from 1975 to 1978. Mr. Kelly is a member of the Board of Trustees of the University of Pennsylvania, a member of the Business School Advisory Board of the University of Auckland (NZ), and a member of the New Zealand Business Roundtable. In addition, he is a member of the Director’s Advisory Board of the Yale Cancer Center. He is a past director of American Life and Health Insurance Company of New York, The Chicago Sun-Times Corporation, Hydrox Corporation, Ltd. (New Zealand), MCR Corporation, and Porta Systems Corporation (ASE). He graduated from the University of Pennsylvania in 1962 and received an MBA in Finance from the Wharton School in 1964. We have chosen Mr. Kelly to serve as director because of his experience in the financial industry, and his history with the Company as a founder of CHAC.

Cheng Yan Davis, 68, has been our director since November 20, 2009 and was a board member of our predecessor, CHAC, since its inception. Since September 2010, Ms. Davis has acted as a special advisor to the President of the Teacher’s College of Columbia University. From 1993 until September 2010, Ms. Davis served as the Vice Dean of International Programs and Development at the University of Pennsylvania Graduate School of Education (GSE International). GSE International was established by Ms. Davis in 1993, and was the first international programs office among Ivy League graduate schools of education in the U.S. Since 1993, Ms. Davis has served as a Special Advisor to the President of the University of Pennsylvania on internationalization efforts. GSE International has developed many specialized training programs for groups ranging from government officials and university presidents to finance executives and corporate CEOs. Among these programs are training programs for Chief Executive Officers and leading executives in the Chinese securities and mutual fund industries, created in conjunction with the Wharton School. Over the past three years, the Penn-Securities Association of China Program and the Penn-China Mutual Fund CEO Leadership Program have trained over one hundred Chinese executives in the latest theories and practices of the U.S. finance sector. Since 1998, Ms. Davis has worked with Morgan Stanley on the International Conference on Higher Education Management in Shanghai, the establishment of the China Center, which focuses on management training for U.S.-China joint ventures, and the China Pension Program, which works with the state council of China in designing the architecture and training of a senior workforce in comprehensive pension management. Ms. Davis has also worked with CIGNA and Lucent Technologies on various professional education projects since 1997, designing a variety of training and professional development programs. Ms. Davis also serves as an advisor on quality workforce standards for the Shanghai Municipal Government and the Shanghai Foreign Trade Commission. Since 1997, Ms. Davis has been invited to the Shanghai’s Mayor’s International Advisory Council as a special observer and to offer suggestions on Shanghai human resource development and workforce training. Ms. Davis has also been invited to custom design new programs for China Telecom and China Industrial Commercial Bank. These programs were designed in preparation of China’s entry into the World Trade Organization. Ms. Davis initiated former President Jiang Zemin’s visit to the University of Pennsylvania in 1997. Ms. Davis is a board member of the New York Film Academy, Senior Advisor to Motorola and Oracle on international government relations, and Advisor Professor to East China Normal University. In addition, she has served as the Senior Observer for the Shanghai International Business Leaders Advisory Council for the past fifteen years. She has received numerous recognitions for her many contributions, including the first-ever PennGSE Alumni Pioneers Award. Ms. Davis has a degree in Russian and English from Shichuan Foreign Language University in China and an Ed D in Education from the Graduate School of Education at the University of Pennsylvania. We have chosen Ms. Davis to serve as director because of her history with the Company, as a founder of CHAC.

Bill Stulginsky, 59, has been our director since April 1, 2010. Mr. Stulginsky retired as Partner from PricewaterhouseCoopers LLP in September 2009. He has over thirty six years of public accounting experience and was a partner at PricewaterhouseCoopers and predecessor firms for twenty-four years prior to his retirement. His background includes serving public and private clients in the higher education, healthcare, electric and gas utilities, pharmaceutical and manufacturing industries. He has a Bachelor of Science degree in Accounting from LaSalle University. Mr. Stulginsky is also on the Board of Directors of Fox Chase Cancer Center in Philadelphia and the Visiting Nurse Association of Greater Philadelphia (Board Chairman), both of which are nonprofit organizations. We have chosen Mr. Stulginsky to serve as director because of his financial sophistication.

Su Wei Feng, 29, has been our director since April 1, 2010. Mr. Su joined us in March 2007. He currently acts as our general legal counsel and Secretary. Prior to working with us, Mr. Su worked as a lawyer at Fujian Minrong Law Firm from 2005 to 2007. He graduated from the School of Law of Xiamen University in 2004. Mr. Su Wei Feng is the son of Mr. Su Pei Zhi, a director of the Company. We have chosen Mr. Feng to serve as director because of his legal background.

The term of each director is until their resignation or removal.

Pursuant to a merger and stock purchase agreement dated August 19, 2009, Huang Jia Dong, Su Pei Zhi, and Ding Wei Dong were initially nominated as members of the Board by Wong Kung Tok, and Paul K. Kelly and Cheng Yan Davis were initially nominated as members of the Board by the Company (as defined in the merger and stock purchase agreement).

Involvement in Certain Legal Proceedings

To the best of our knowledge, there have been no events under any bankruptcy act, criminal proceedings, judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of the Company during the past ten years.

THE BOARD OF DIRECTORS RECOMMENDS VOTING “FOR” THE ELECTION OF EACH OF THE ABOVE NOMINEES.

THE BOARD AND BOARD COMMITTEES

During the year ended December 31, 2009, the Board met one time and took action by written consent on three occasions. All of the directors attended 75% or more of the meetings of the Board. Following the Company’s business combination on November 20, 2009, the Board formed an audit committee, governance and nominating committee, and compensation committee in May 2010. Each director is expected to participate, either in person or via teleconference, in meetings of our Board and meetings of committees of our Board in which each director is a member, and to spend the time necessary to properly discharge such director’s respective duties and responsibilities. We do not have a written policy with regard to directors’ attendance at annual meetings of shareholders; however, all directors are encouraged to attend the annual meeting. The Board has determined that Messrs. Bill Stulginsky, Ding Wei Dong and Paul K. Kelly and Ms. Cheng Yan Davis are each an independent director as defined in Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market LLC (the “Listing Rules”).

Committee Membership
	Audit Committee	Governance and Nominating Committee	Compensation Committee
Bill Stulginsky	C	-	-
Ding Wei Dong	M	C	C
Paul K. Kelly	-	M	M
Cheng Yan Davis	M	M	M

C	Committee Chair
M	Committee Member

Audit Committee.  We have a separate-designed standing audit committee which was established in accordance with section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in May 2010. The audit committee, consisting of Bill Stulginsky, Ding Wei Dong, and Cheng Yan Davis, oversees the Company’s financial reporting process on behalf of the Board. The audit committee operates under a written charter, which is available on our website at http://www.cceramics.com. Our audit committee meets with our independent auditors at the end of each of the first three fiscal quarters before earnings are publicly released for such quarter. The committee’s responsibilities include the following functions:

•	retaining and terminating our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	discussing the annual audited financial statements with management and the independent auditors;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by the Board from time to time;

•	meeting separately and periodically with management, the internal auditors and the independent auditors; and

•	reporting regularly to the Board. The Board has determined that Mr. Stulginsky, the Chair of the Audit Committee, is an “audit committee financial expert” as defined by the SEC’s rules.

Governance and Nominating Committee. The governance and nominating committee, established in May 2010, consists of Ding Wei Dong, Paul K. Kelly, and Cheng Yan Davis, and is responsible for identifying potential candidates to serve on our board and its committees. The nominating and corporate governance committee operates under a written charter, which is available on our website at http://www.cceramics.com. The committee’s responsibilities include the following functions:

•	overseeing the process by which individuals may be nominated to the Board;

•	identifying potential directors and making recommendations as to the size, functions and composition of the Board and its committees;

•	considering nominees proposed by our shareholders;

•	establishing and periodically assessing the criteria for the selection of potential directors; and

•	making recommendations to the Board on new candidates for board membership.

The governance and nominating committee will consider director candidates recommended by shareholders. Shareholders who wish to recommend to the governance and nominating committee a candidate for election to the board should send their letters to China Ceramics Co., Ltd., Attention: Secretary; c/o Jinjiang Hengda Ceramics Co., Ltd.; Junbing Industrial Zone; Anhai, Jinjiang City; Fujian Province, PRC. The corporate secretary will promptly forward all such letters to the members of the governance and nominating committee. Shareholders must follow certain procedures to recommend to the governance and nominating committee candidates for election as directors. In general, in order to provide sufficient time to enable the governance and nominating committee to evaluate candidates recommended by shareholders in connection with selecting candidates for nomination in connection with the Company’s annual meeting of shareholders, the corporate secretary must receive the shareholder’s recommendation (i) in the case of an annual meeting, not later than the close of business on the 60th day nor earlier than the opening of business on the 10th day before the anniversary date of the immediately preceding annual meeting of Shareholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the shareholder to be timely must be received not earlier than the opening of business on the 90th day before the meeting and not later than the later of (x) the close of business on the 60th day before the meeting or (y) the close of business on the tenth day following the date on which public announcement of the date of the annual meeting was first made by the Company, and (ii) in the case of a special meeting of shareholders called for the purpose of electing directors, not later than the close of business on the tenth day following the day on which public announcement of the date of the special meeting is first made by the Company. Such shareholder’s notice to the secretary shall set forth (i) as to each person whom the shareholder proposes to nominate for election or reelection as a director, (a) the name, age, business address, and residence address of the person, (b) the principal occupation or employment of the person, (c) the class and number of shares of capital stock of the Company which are beneficially owned by the person, and (d) any other information elating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to the rules and regulations of the Securities and Exchange Commission under Section 14 of the Exchange Act, and (ii) as to shareholders giving the notice (a) the name and record address of the shareholder and (b) the class and number of shares of capital stock of the Company which are beneficially owned by the shareholder. The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as a director of the Company.

In making nominations, the nominating and corporate governance committee is required to submit candidates who have personal and professional integrity, who have demonstrated ability and judgment and who shall be effective, in conjunction with the other nominees to the board, in collectively serving the long-term interests of the shareholders. In evaluating nominees, the nominating and corporate governance committee is required to take into consideration the following attributes, which are desirable for a member of the board: leadership, independence, interpersonal skills, financial acumen, business experiences, industry knowledge, and diversity of viewpoints. Depending upon the current needs of the Board, certain factors may be weighed more or less heavily. In considering candidates for the Board, the directors evaluate the entirety of each candidate’s credentials and do not have any specific minimum qualifications that must be met. “Diversity,” as such, is not a criterion that the committee considers. The committee will consider candidates from any reasonable source, including current Board members, shareholders, professional search firms or other persons.

As a condition to the closing of the business combination pursuant to which the Company acquired Jinjiang Hengda Ceramics Co., Ltd. (“Hengda”) on November 20, 2009, the Company, Hengda, Wong Kung Tok and certain shareholders of the Company entered into a Voting Agreement to set forth their agreements and understandings with respect to how Shares held by them will be voted on in connection with, and following, the business combination. The parties agreed to vote their shares as necessary to ensure that the size of the Board after the consummation of the business combination will be five members until April 30, 2012. The parties also agreed to vote their shares to ensure the election of two members of the Board designated by the Company, who were initially Paul Kelly and Cheng Davis, and three members designated by the Seller, of which one designee shall qualify as an independent director pursuant to the rules of any stock exchange on which the Company may be listed, who were initially Huang Jia Dong, Su Pei Zhi, and Ding Wei Dong.

Except as described in the immediately preceding paragraph, the Company’s nominating committee did not receive a recommended director nominee from a shareholder that beneficially owned more than 5% of the Company’s shares for at least one year as of the date the recommendation was made, or from a group of shareholders that beneficially owned, in the aggregate, more than 5% of the Company’s shares.

Compensation Committee.  The compensation committee, established in May 2010, consists of Ding Wei Dong, Paul K. Kelly, and Cheng Yan Davis and is responsible for making recommendations to the board concerning salaries and incentive compensation for our officers and employees and administers our stock option plans. The compensation committee operates under a written charter, which is available on our website at http://www.cceramics.com. The committee’s responsibilities include the following functions:

•	reviewing and making recommendations to the board regarding our compensation policies and forms of compensation provided to our directors and officers;

•	reviewing and making recommendations to the board regarding bonuses for our officers and other employees;

•	administering our incentive-compensation plans for our directors and officers;

•	reviewing and assessing the adequance of the charter annually;

•	administering our share option plans, if they are established in the future, in accordance with the terms thereof; and

•	such other matters that are specifically delegated to the compensation committee by the Board from time to time.

Board Leadership Structure and Role in Risk Oversight

Pauk K. Kelly serves as the non-executive Chairman of the Board, and Huang Jia Dong serves as the Company’s Chief Executive Officer. The Board has not designated a lead director. Given the limited number of directors comprising the board, the independent directors call and plan their executive sessions collaboratively and, between board meetings, communicate with management and one another directly. Given the circumstances, the directors believe that formalizing in a lead director functions in which they all participate might detract from rather than enhance performance of their responsibilities as directors.

The Board is responsible for the overall supervision of the Company’s risk oversight efforts as they relate to the key business risks facing the organization. Management identifies, assesses, and manages the risks most critical to the Company’s operations on a day-to-day basis. The Board’s role in risk oversight of the Company is consistent with the Company’s leadership structure, with senior management having responsibility for assessing and managing the Company’s risk exposure, and the Board and its Committees providing oversight as necessary in connection with those efforts.

Litigation with Officers and Directors

To the best of the Company’s knowledge, there have been no material proceedings to which any director or executive officer is a party adverse to the Company or any of its subsidiaries or has any material interest averse to the Company or any of its subsidiaries.

DIRECTOR COMPENSATION

Starting April 1, 2010, our Board determined to provide its non-employee members annual compensation of $40,000 and the chairman of the Audit Committee $45,000. Prior to April 1, 2010 there was no compensation provided to any of our directors for service as directors.

EXECUTIVE OFFICERS

The following sets forth the names and ages of our current executive officers, their respective positions and offices, and their respective principal occupations or brief employment history.

Name	Age	Office
Huang Jia Dong	52	Chief Executive Officer
Su Pei Zhi	56	Sales Deputy General Manager
Hen Man Edmund	37	Chief Financial Officer
Su Wei Feng	29	Corporate Secretary

Please refer to the section entitled “Election of Directors” for details regarding Huang Jia Dong, Su Pei Zhi, and Su Wei Feng.

Hen Man Edmund has served as our Chief Financial Officer since November 20, 2009. Mr. Hen joined Hengda in 2008 as the Chief Financial Officer. Mr. Hen is responsible for the corporate finance function and oversees maters relating to compliance and reporting obligation of the company. Prior to joining Hengda, Mr. Hen was a Financial Controller of a switchgear manufacturer in Sichuan PRC and was responsible for the corporate finance function of the company. Prior to that, Mr. Hen was the accountant of Dickson Concepts (International) Ltd., a public listed company in Hong Kong and oversaw the accounting and financial administration of the company. He also worked at a variety of international accountancy firms, including Deloitte Touche Tohmatsu, in assurance and advisory services during the period from 1995 to 2001. Mr. Hen graduated from the University of East Anglia, United Kingdom, with a Bachelor Degree in Science in 1995. He is an associate of the Institute of Chartered Accountants in England and Wales and an associate of the Hong Kong Institute of Certified Public Accountants.

EXECUTIVE COMPENSATION

Since we did not have an operating business prior to the business combination on November 20, 2009, our officers did not receive any compensation for their services; and, since we had no other employees, we did not have any compensation policies, procedures, objectives or programs in place.

The following table presents compensation information for Hengda prior to the business combination, and for the Company and Hengda following the business combination.

Name and Principal Position	Year	Salary(4) RMB	Bonus(4) RMB	Total(4) RMB
Huang Jia Dong, Chief Executive Officer	Six month ended June 30, 2010	60,000	—	60,000
	2009	120,000	—	120,000
	2008	121,084	—	121,084
	2007	121,051	—	121,051
Su Pei Zhi(1), Sales Deputy General Manager	Six month ended June 30, 2010	72,000	—	72,000
	2009	96,430	—	96,430
	2008	96,778	—	96,778
	2007	77,319	—	77,319
Li Shun Qing(2), Former Chief Executive Officer	Six month ended June 30, 2010	24,000	—	24,000
	2009	93,499	—	93,499
	2008	97,440	—	97,440
	2007	93,079	—	93,079
Hen Man Edmund(3), Chief Financial Officer	Six month ended June 30, 2010	180,000	—	180,000
	2009	96,000	1,364,000	1,460,000
	2008	40,000	—	40,000
Su Wei Feng, Corporate Secretary	Six Month ended June 30, 2010	42,000	—	42,000
	2009	84,060	—	84,060

(1)	Mr. Su Pei Zhi was on leave during early 2007 due to personal health reasons.

(2)	As of April 4, 2010, Mr. Li ceased to be our Chief Executive Officer. Mr. Li now manages Hengdali. Mr. Li received 3 months of compensation as our Chief Executive Officer in 2010.

(3)	Mr. Hen Man Edmund joined Hengda in August of 2008 and received 5 months of compensation in 2008. Mr. Hen Man Edmund received a bonus of RMB 1,364,000 in 2009 relating to services rendered in 2009.

(4)	The amounts shown in this table include the amount each executive officer received from Hengda prior to the consummation of the business combination.

Employment Agreements

Upon consummation of the acquisition of Success Winner, we entered into employment agreements with certain of our executive officers. The following discussion summarizes the material terms of employment agreements entered into between us and our executive officers:

•
We entered into employment agreements with the following officers: Huang Jia Dong, Chief Executive Officer, Su Pei Zhi, Vice General Manager of Sales, Hen Man Edmund, Chief Financial Officer, and Su Wei Feng, Corporate Secretary.

•	The term of the employment agreements is three years (February 1, 2009 to January 31, 2012 for Su Pei Zhi, Huang Jia Dong and Su Wei Feng and August 1, 2008 to July 31, 2011 for Hen Man Edmund).

•
Huang Jia Dong will receive compensation of RMB 10,000 per month; Su Pei Zhi will receive compensation of RMB 12,000 per month from January 1, 2010; Hen Man Edmund will receive compensation of RMB 30,000 per month from January 1, 2010; and Su Wei Feng will receive compensation of RMB 7,000 per month.

•
We may dismiss any of the above officers if any of the following events occurs with respect to the officer: (1) failure to show up for work, (2) failure to provide required documents, (3) falsification of documents, criminal record, etc., (4) serious violation of internal or other governmental rules and of regulations, (5) serious failure to perform duties and responsibilities, (6) activities that violate regulations, resulting in loss of more than RMB 4,000, (7) operation of his own business during the term of his employment, (8) criminal prosecution and labor punishment, (9) request by the officer to resign, (10) causing us to sign or change any contract through fraud, coercion and other fraudulent means, or (11) other situations stipulated by law and statutes.

•
Each officer is subject to the non-compete provisions of the agreement for a period of three years following termination of the employment agreement and non-solicitation provisions of the agreement for a period of two years following termination of the employment agreement.

Other Employees

Compensation for our senior executives will be comprised of four elements: a base salary, an annual performance bonus, equity and benefits.

In developing salary ranges, potential bonus payouts, equity awards and benefit plans, it is anticipated our compensation committee takes into account: 1) competitive compensation among comparable companies and for similar positions in the market, 2) relevant ways to incentivize and reward senior management for improving shareholder value while building a successful company, 3) individual performance, 4) how best to retain key executives, 5) the overall performance of us and our various key component entities, 6) our ability to pay and 7) other factors deemed to be relevant at the time.

Specific compensation plans for our key executives will be negotiated and established by our compensation committee.  This will include, but may not be limited to, the four executive officers who currently have employment contracts (which may be modified, if necessary, to reflect any additions to or changes in compensation).

Retirement Benefits

As of December 31, 2009, the Company’s subsidiaries in the PRC participate in the government-mandated employee welfare and retirement benefit contribution and provided pension, retirement or similar benefits to its employees. The PRC regulations require the Company’s PRC subsidiaries to pay the local labor administration bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor administration bureau, which manages various investment funds, pays employee retirement, medical and other fringe benefits. The Company’s subsidiaries have no commitments beyond the monthly contribution.

SECURITIES OWNERSHIP

The following table sets forth, as of the close of business on November 24, 2010, certain information regarding beneficial ownership of our shares by each person who is known by us to beneficially own more than 5% of our shares. The table also identifies the share ownership of each of our directors, each of our named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Our major shareholders do not have different voting rights than any other holder of our shares.

Shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 16,459,202 shares issued and outstanding as of the close of business on November 24, 2010.

Name(1)	Number of Shares Beneficially Owned		Percentage of Ownership
Paul K. Kelly(2)	663,692		4.03%
Cheng Yan Davis(3)	69,750		*
Huang Jia Dong(4)	0		—
Su Pei Zhi	0		—
Ding Wei Dong	0		—
Bill Stulginsky(5)	0		—
Su Wei Feng	0		—
Hen Man Edmund	0		—
All directors and executive officers as a group (8 individuals)	733,442		4.46%
James D. Dunning, Jr.	663,693		4.03%
Wong Kung Tok(4)	5,377,354	(6)	32.67%
Surmount Investments Group Limited	1,074,020	(7)	6.53%
Dorset Management Corporation(8)	1,350,000	(9)	8.20%

* Less than 1%

(1)	Unless otherwise indicated, the business address of each of the individuals is c/o Jinjiang Hengda Ceramics Co., Ltd.; Junbing Industrial Zone; Anhai, Jinjiang City; Fujian Province, PRC.

(2)	Paul K. Kelly’s business address is c/o Knox & Co.; 33 Riverside Avenue; Westport, CT 06880.

(3)	Cheng Yan Davis’s business address is Teachers College, Columbia University, 525 West 420th Street, New York, NY 10027.

(4)	Mr. Huang and Mr. Wong are brother-in-laws.

(5)	Bill Stulginsky’s business address is 209 Wisteria Lane; Media, PA 19063.

(6)
Mr. Wong is entitled to receive 6,971,636 of our Shares if certain conditions contained in the merger and stock purchase agreement dated August 19, 2009 are met. Such securities are not beneficially owned because Mr. Wong does not have voting or dispositive power over such shares and it is not yet known if he will be entitled to receive any such shares. Pursuant to the terms of the agreement, the 6,971,636 shares held in escrow may be issued to Mr. Wong if the following events occur:

Event	Number of Shares
From escrow at the close of 2010 audit, if certain earnings thresholds are met	1,794,800
From escrow at the close of 2011 audit, if certain earnings thresholds are met	2,176,836
From escrow if the closing price of the Company’s shares is at or above $20.00 per share for twenty trading days in a thirty trading day period prior to April 30, 2012	2,000,000
From escrow if the closing price of the Company’s shares is at or above $25.00 per share for twenty trading days in a thirty trading day period prior to April 30, 2012	1,000,000

(7)	Includes (i) 537,010 shares held by Surmount Investments Group Limited, (ii) 268,505 shares held by Top Plenty International Limited, and (iii) 268,505 shares held by Park Rise Holdings Limited.

(8)	The controlling person of Dorset Management Corporation is David M. Knott. Dorset Management Corporation’s address is 485 Underhill Boulevard, Suite 205, Syosset, New York 11791.

(9)
Based in part on a Schedule 13G/A filed with the Securities and Exchange Commission on October 14, 2010. Includes (i) 157,700 shares held by Knott Partners, LP, (ii) 109,500 shares held by Knott Partners Offshore Master Fund, LP, (iii) 8,700 shares held by CommonFund Hedged Equity Co., (iv) 54,600 shares held by Shoshone Partners, LP, (v) 4,700 shares held by Knott Partners Offshore (SRI) Fund Ltd., and (vi) 14,800 shares held by Mulsanne Partners, LP.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transactions of CHAC

China Holdings Acquisition Corp., the Company’s corporate predecessor, paid Stuart Management Co., an affiliate of Paul K. Kelly, a total of $10,000 per month for administrative services and secretarial support for a period commencing on the date of the closing of the Company’s initial public offering and ending on the consummation of the business combination. This arrangement was agreed to by Stuart Management Co. for our benefit and is not intended to provide Stuart Management Co. compensation in lieu of a management fee. We believe that such fees were at least as favorable as we could have obtained from an unaffiliated third party.

Related Party Transactions of China Ceramics and Operating predecessor

Mr. Huang Jia Dong, the founder and Chairman of Hengda and the Chief Executive Officer and one of our directors, and Mr. Wong Kung Tok, a holder of approximately 41% of our shares, provide working capital loans to us from time to time during the normal course of our business. These loans amounted to RMB 1,439,000, RMB 3,118,000, RMB 3,380,000, and RMB 3,032,000 in 2007, 2008, 2009 and the six months ended June 30, 2010, respectively. These loans are interest free, unsecured and repayable on demand. They remain outstanding as of June 30, 2010. Mr. Huang and Mr. Wong are brothers-in-law.

In 2007, we paid RMB 3,364,000 for the purchase of property, plant and equipment on behalf of Jinjiang City Anhai Junbing Hengda Construction Material Factory (“Anhai Hengda”), at the time a holder of greater than 10% of Hengda’s common stock (it ceased to be a related party on April 23, 2008). The loan was interest free and was fully repaid in August 2009.

During the normal course of our business, we rent warehouse and stockyard space from Anhai Hengda. Hengda paid Anhai Hengda an aggregate of RMB 1,566,000 and RMB 522,000 in connection with such rental in 2007 and in the period from January 1, 2008 to April 23, 2008 (the date on which it ceased to be a related party), respectively. We believe this rental arrangement with Anhai Hengda was at least as favorable as we could have obtained from an unaffiliated third party.

Pursuant to an administrative services agreement dated as of December 1, 2009 between the Company and Stuart Management Co., an affiliate of Paul K. Kelly, Chairman of the Board, the Company will pay $7,000 a month plus out-of-pocket expenses to Stuart Management Co. for administrative services beginning on December 1, 2009 for a term of one year, and the agreement shall automatically renew for successive one-year terms unless either party notifies the other of its intent not to renew.

As of December 31, 2009, we have the exclusive right to use 11 design patents through our chief executive officer, Huang Jia Dong. Huang Jia Dong has licensed to us, for no consideration, the exclusive right to use PRC design patents owned by him during the terms of each of the patents.

PROPOSAL 2

APPROVAL OF THE 2010 INCENTIVE COMPENSATION PLAN

The Company is seeking approval of the shareholders to adopt the China Ceramics Co., Ltd. 2010 Incentive Compensation Plan (the “2010 Incentive Plan”). The purpose of the 2010 Incentive Plan is to assist the Company and its subsidiaries in attracting, motivating, retaining and rewarding high-quality executives and other employees, officers, directors, and independent contractors by enabling such persons to acquire or increase a proprietary interest in the Company in order to strengthen the mutuality of interests between such persons and the Company’s shareholders, and providing such persons with annual and long-term performance incentives to expand their maximum efforts in the creation of shareholder value.  If the 2010 Incentive Plan is approved, awards under the 2010 Incentive Plan will be limited in the aggregate to 1,200,000 Shares. The 2010 Incentive Plan shall terminate at such time as no Shares remain available for issuance under the 2010 Incentive Plan and the Company has no further obligations with respect to outstanding awards under the 2010 Incentive Plan.

General Description of the 2010 Incentive Plan

The following is a summary of the material provisions of the 2010 Incentive Plan and is qualified in its entirety by reference to the complete text of the 2010 Incentive Plan, a copy of which is attached to this Proxy Statement as Annex A.

Administration. The 2010 Incentive Plan is administered by a committee (the “Committee”) designated by the Board, which shall consist of at least two directors, each of whom is (i) a “non-employee director” within the meaning of Rule 16b-3 promulgated under the Exchange Act and (ii) an “outside director” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended from time to time, including regulations thereunder and successor provisions and regulations thereto (the “Code”); provided, however, that except as otherwise expressly provided in the 2010 Incentive Plan or in order to comply with Code Section 162(m), or Rule 13b-3 under the Exchange Act, the Board may exercise any power or authority granted to the Committee under the 2010 Incentive Plan. Among other things, the Committee has complete discretion, subject to the express limits of the 2010 Incentive Plan, to determine the officers, directors, employees and independent contractors to be granted an award, the type of award to be granted, the number of Shares subject to each award, the terms and conditions of each award, the exercise price of each award which is a stock option (“Option”) and the base price of each award which is a stock appreciation right (“SAR”), the term of each award, the vesting schedule for an award, whether to accelerate award vesting, the value of the Shares underlying an award, and the required withholdings, if any. The Committee is also authorized to construe the award agreements, and may prescribe rules relating to the 2010 Incentive Plan. Notwithstanding the foregoing, neither the Committee nor the Board has any authority to grant or modify an award under the 2010 Incentive Plan with terms or conditions that would cause the award to be considered nonqualified “deferred compensation” subject to Code Section 409A. The last reported sales price on the Nasdaq Stock Market of the Shares on November 26, 2010 was $7.67.

Grant of Awards; Shares Available for Awards. The 2010 Incentive Plan provides for the grant of Options (both incentive stock options and non-incentive stock options), SARs (including limited SARs), restricted stock, deferred stock, stock granted as a bonus or in lieu of another award, dividend equivalents, bonus stock, awards in lieu of obligations, and performance or annual incentive awards (each an “award”) to executive officers, directors and employees, and independent contractors of the Company or any of its subsidiaries (each a “participant”) (however, solely employees of the Company or its subsidiaries are eligible for awards which are incentive stock options). The Company has reserved a total of 1,200,000 Shares for issuance as or under awards to be made under the 2010 Incentive Plan.  If any award lapses, expires, is cancelled, or terminates unexercised or ceases to be exercisable for any reason, the number of Shares subject thereto is again available for grant under the 2010 Incentive Plan. The number of Shares for which awards which are Options, SARs, performance awards or annual incentive awards may be granted to a participant under the 2010 Incentive Plan in any fiscal year is limited to 350,000.

Future new hires, directors and additional consultants would be eligible to participate in the 2010 Incentive Plan as well. The number of awards to be granted to officers, directors, employees and consultants cannot be determined at this time as the grant of awards is dependent upon various factors such as hiring requirements and job performance.

Options. The exercise price per Share purchasable under an Option shall be determined by the Committee or the Board, provided that such per Share exercise price shall not be less than 100% of the fair market value of a Share on the date of grant of the Option and shall not, in any event, be less than the par value of a Share on the date of grant of such option. The Committee or the Board shall determine the time or times at which or the circumstances under which an Option may be exercised in whole or in part, the time or times at which Options shall cease to be or become exercisable following termination of employment or upon other conditions, the methods by which such exercise price may be paid or deemed to be paid, the form of such payment, and the methods by or forms in which Shares will be delivered or deemed to be delivered to participants who exercise Options.

Options which are incentive stock options (“ISOs”) granted under the 2010 Incentive Plan shall comply in all respects with Code Section 422. In the case of ISOs, if an employee owns or is deemed to own (by reason of the attribution rules applicable under Code Section 424(d)) more than 10% of the combined voting power of all classes of stock of the Company or parent or subsidiary of the Company and an ISO is granted to such employee, the per Share exercise price under such ISO (to the extent required by the Code at the time of grant) shall be no less than 110% of the fair market value of a Share on the date such ISO is granted. The term of an ISO may not exceed 10 years (5 years in the case of an ISO granted to a ten percent shareholder). ISOs may solely be granted to employees. In addition, the aggregate fair market value of the Shares subject to an ISO (determined at the time of grant) which are exercisable for the first time by an employee during any calendar year may not exceed $100,000.

Stock Appreciation Rights. A SAR provides on the participant to whom it is granted the right to receive, upon its exercise, the excess of (A) the fair market value of the number of Shares subject to the SAR on the date of exercise (or, in the case of a “Limited SAR” that may be exercised only in the event of a change in control, the fair market value determined by reference to the change in control price, as defined in the 2010 Incentive Plan), over (B) the product of the number of Shares subject to the SAR multiplied by the grant price under the SAR, as determined by the Committee or the Board. The grant price of a SAR shall not be less than the fair market value of a Share on the date of grant.

Restricted Stock Awards. A restricted stock award is a grant or sale of Shares to the participant, subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee or the Board may impose, which restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such installments or otherwise, as the Committee or the Board may determine at the date of grant or purchase or thereafter. Except to the extent restricted under the terms of the 2010 Incentive Plan and any agreement relating to the restricted stock award, a participant who is granted or has purchased restricted stock shall have all of the rights of a shareholder, including the right to vote the restricted stock and the right to receive dividends thereon (subject to any mandatory reinvestment or other requirement imposed by the Committee or the Board). During the restricted period applicable to the restricted stock, subject to certain exceptions, the restricted stock may not be sold, transferred, pledged, hypothecated, margined or otherwise encumbered by the participant.

Deferred Stock. A deferred stock award is a right to receive Shares, cash, or a combination thereof at the end of a specified deferral period, subject to certain terms and conditions, and in compliance with Code Section 409A. Payment under an award of deferred stock shall occur upon expiration of the deferral period specified for such deferred stock award by the Committee or the Board (or, if permitted by the Committee or the Board, as elected by the participant). In addition, deferred stock awards shall be subject to such restrictions (which may include a risk of forfeiture) as the Committee or the Board may impose, if any, which restrictions may lapse at the expiration of the deferral period or at earlier specified times (including based on achievement of performance goals and/or future service requirements), separately or in combination, in installments or otherwise, as the Committee or the Board may determine. Payments under deferred stock awards may be by delivery of Shares, cash equal to the fair market value of the specified number of Shares covered by the deferred stock award, or a combination thereof, as determined by the Committee or the Board at the date of grant or thereafter. Prior to the end of the specified deferral period for a deferred stock award, the award carries no voting or dividend or other rights associated with share ownership.

Bonus Shares and Awards in Lieu of Obligations. The Committee and the Board are each authorized to grant Shares as a bonus, or to grant Shares or other awards in lieu of Company obligations to pay cash or deliver other property under the 2010 Incentive Plan or under other plans or compensatory arrangements, provided that, in the case of participants subject to Section 16 of the Exchange Act, the amount of such grants remains within the discretion of the Committee to the extent necessary to ensure that acquisitions of Shares or other awards are exempt from liability under Section 16(b) of the Exchange Act. These bonus shares or awards granted under the 2010 Incentive Plan shall be subject to such other terms as shall be determined by the Committee or the Board.

Dividend Equivalents. The Committee and the Board are each authorized to grant dividend equivalents to a participant, entitling the participant to receive cash, Shares, other awards, or other property equal in value to dividends paid with respect to a specified number of Shares, or other periodic payments. Dividend equivalents may be awarded on a free-standing basis or in connection with another award. The Committee or the Board may provide that dividend equivalents shall be paid or distributed when accrued or shall be deemed to have been reinvested in additional Shares, awards, or other investment vehicles, and subject to such restrictions on transferability and risks of forfeiture, as the Committee or the Board may specify.

Other Stock-Based Awards. The Committee and the Board are each authorized, subject to limitations under applicable law, to grant to participants such other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares, as deemed by the Committee or the Board to be consistent with the purposes of the 2010 Incentive Plan, including, without limitation, convertible or exchangeable debt securities, other rights convertible or exchangeable into Shares, purchase rights for Shares, awards with value and payment contingent upon performance of the Company or any other factors designated by the Committee or the Board, and awards valued by reference to the book value of Shares or the value of securities of or the performance of specified subsidiaries or business units of the Company.

Performance and Annual Incentive Awards. Subject to certain limitations contained in the 2010 Incentive Plan, the right of a participant to exercise or receive a grant or settlement of any award, and the timing thereof, may be subject to such performance conditions as may be specified by the Committee or the Board. If and to the extent the Committee determines that a performance or annual incentive award to be granted to an eligible person who is designated by the Committee as likely to be a Covered Employee within the meaning of Code Section 162(m) should quality as “performance-based compensation” for purposes of Code Section 162(m), additional conditions apply to the grant, exercise or settlement of such performance or annual incentive award as set forth in the 2010 Incentive Plan.

Change in Control Provisions. In the event of a change in control (as defined in the 2010 Incentive Plan), (i) any award subject to vesting and exercisability requirements that was not previously vested and exercisable shall become fully vested and exercisable as of the occurrence of the change in control, subject to certain restrictions; (ii) Limited SARs (and other SARs if so provided by their terms) shall become exercisable for amounts, in cash, determined by reference to the change in control price; (iii) the restrictions, deferral of settlement, and forfeiture conditions applicable to any other award shall lapse and such awards shall be deemed fully vested as of the occurrence of the change in control, except to the extent of any waiver by the participant and subject to certain restrictions; (iv) with respect to any outstanding award subject to achievement of performance goals and conditions under the 2010 Incentive Plan, such performance goals and other conditions will be deemed to be met if and to the extent so provided by the Committee in the award agreement relating to such award; (v) the Board may in its sole and absolute discretion, provide on a case by case basis that Options shall terminate, provided however, that a participant holding a terminating Option shall have the right, immediately prior to the occurrence of such change in control and during such period as the Board in its sole discretion shall determine and designate, to exercise that Option, to the extent exercisable, in whole or in part; and (vi) the Board may in its sole and absolute discretion, provide on a case by case basis that any award entitled to be settled in Shares shall instead be entitled to be settled, during such period as the Board in its sole discretion shall determine and designate, by means of a cash payment equal to the fair market value of such award immediately prior to the occurrence of such change in control, as determined in good faith by the Board.

Amendment and Termination. The Board may amend, alter, suspend, discontinue or terminate the 2010 Incentive Plan, or the Committee’s authority to grant awards under the 2010 Incentive Plan, without the consent of shareholders or participants, except that any amendment or alteration to the 2010 Incentive Plan shall be subject to the approval of the Company’s shareholders not later than the annual meeting next following such Board action if such shareholder approval is required by any federal or state law or regulation (including, without limitation, Rule 16b-3 or Code Section 162(m)) or the rules of any stock exchange or automated quotation system on which the Shares may then be listed or quoted, and the Board may otherwise, in its discretion, determine to submit other such changes to the 2010 Incentive Plan to shareholders for approval; provided that, without the consent of an affected participant, no such Board action may materially and adversely affect the rights of such participant under any previously granted and outstanding award. The Committee or the Board may waive any conditions or rights under, or amend, alter, suspend, discontinue or terminate any award theretofore granted and any award agreement relating thereto, except as otherwise provided in the 2010 Incentive Plan; provided that, without the consent of an affected participant, no such Committee or the Board action may materially and adversely affect the rights of such participant under such award.

Certain U.S. Federal Income Tax Consequences of the 2010 Incentive Plan

The following is a general summary of the U.S. federal income tax consequences under current tax law to the Company, were it subject to U.S. federal income taxation, and to participants under the 2010 Incentive Plan who are individual citizens or residents of the United States for U.S. federal income tax purposes (“U.S. participants”) of Options, which include ISOs and Options that are not ISOs, SARs, restricted stock, deferred stock, performance shares, performance units, restricted stock units, dividend equivalent rights and bonus stock. It does not purport to cover all of the special rules that may apply, including special rules relating to limitations on the ability of the Company, were it subject to U.S. federal income taxation, to deduct certain compensation, special rules relating to deferred compensation, golden parachutes, participants subject to Section 16(b) of the Exchange Act and the exercise of a stock Option with previously-acquired shares. This summary assumes that U.S. participants will hold their shares as capital assets within the meaning of Section 1221 of the Code. This summary does not address the application of the passive foreign investment company rules of the Code to U.S. participants, which are discussed generally in the Company’s most recent Form 20-F as filed with the Securities and Exchange Commission. In addition, this summary does not address the foreign, state or local income or other tax consequences, or any U.S. federal non-income tax consequences, inherent in the acquisition, ownership, vesting, exercise, termination or disposition of an award under the 2010 Incentive Plan or shares issued pursuant thereto. Participants are urged to consult their own tax advisors concerning the tax consequences to them of an award under the 2010 Incentive Plan or shares issued pursuant thereto.

A U.S. participant generally does not recognize taxable income upon the grant of an option. Upon the exercise of an Option that is not an ISO, the participant generally recognizes ordinary income in an amount equal to the excess, if any, of the fair market value of the shares acquired on the date of exercise over the exercise price therefor, and the Company would be entitled to a deduction for such amount at that time. If the U.S. participant later disposes of the shares acquired under an Option that is not an ISO, the U.S. participant generally recognizes a long-term or short-term gain or loss, depending upon the period for which the shares were held thereby. A long-term capital gain generally is subject to more favorable tax treatment than ordinary income or a short-term capital gain. The deductibility of capital losses is subject to certain limitations. Upon the exercise of an ISO, a U.S. participant generally does not recognize taxable income. If the U.S. participant disposes of the shares acquired pursuant to the exercise of an ISO more than two years after the date of grant and more than one year after the transfer of the shares to the participant, the U.S. participant generally recognizes a long-term capital gain or loss, and the Company would not be entitled to a deduction. However, if the U.S. participant disposes of such shares prior to the end of the required holding period, all or a portion of the gain is treated as ordinary income, and the Company, were it subject to U.S. federal income taxation, generally would be entitled to deduct such amount.

In addition to the U.S. federal income tax consequences described above, the U.S. participant may be subject to the alternative minimum tax (“AMT”), which is payable to the extent it exceeds the participant’s regular income tax. For this purpose, upon the exercise of an ISO, the excess of the fair market value of the shares for which the ISO is exercised over the exercise price thereunder for such shares is a preference item for purposes of the AMT. In addition, the U.S. participant’s basis in such shares is increased by such excess for purposes of computing the gain or loss on the disposition of the shares for AMT purposes. If a U.S. participant is required to pay any AMT, the amount of such tax which is attributable to deferral preferences (including any ISO adjustment) generally may be allowed as a credit against the participant’s regular income tax liability (and, in certain cases, may be refunded to the participant) in subsequent years. To the extent the credit is not used, it may be carried forward.

A U.S. participant who receives a bonus of restricted stock or who purchases shares of restricted stock, which shares, in either case, are subject to a substantial risk of forfeiture and certain transfer restrictions, generally does not recognize income on the receipt of the award or the purchased restricted shares and generally recognizes ordinary compensation income at the time the restrictions lapse in an amount equal to the excess, if any, of the fair market value of the shares at such time over any amount paid by the U.S. participant for the shares. Alternatively, the U.S. participant may elect to be taxed upon receipt of the restricted stock based on the value of the shares at the time of receipt. The Company generally would be entitled to deduct such amount at the same time as ordinary compensation income is required to be included by the U.S. participant and in the same amount. Dividends received with respect to restricted stock generally are treated as compensation, unless the U.S. participant elects to be taxed on the receipt (rather than the vesting) of the restricted stock.

A U.S. participant generally does not recognize income upon the grant of an SAR. The U.S. participant recognizes ordinary compensation income upon the exercise of the SAR equal to the increase in the value of the underlying shares, and the Company generally would be entitled to a deduction for such amount.

A U.S. participant generally does not recognize income on the receipt of a deferred stock award or a bonus stock award and generally recognizes income when the shares are received. At such time, the U.S. participant recognizes ordinary compensation income equal to the excess, if any, of the fair market value of the shares over any amount paid for the shares, and the Company generally would be entitled to deduct such amount at such time.

A U.S. participant generally does not recognize income on the receipt of a performance award, annual incentive award or dividend equivalent right award until a payment is received under the award.  At such time, the U.S. participant recognizes ordinary compensation income equal to the amount of any cash payments and the fair market value of any shares received, and the Company generally would be entitled to deduct such amount at such time.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE 2010 INCENTIVE PLAN.

RATIFICATION OF INDEPENDENT AUDITORS

PROPOSAL NO. 3

The Audit Committee has appointed Grant Thornton as the independent auditors of the Company to audit the financial statements of the Company for the fiscal year ending December 31, 2010, and the Board is asking shareholders to ratify that appointment.

A representative of Grant Thornton is expected to be present either in person or via teleconference at the Annual Meeting, with the opportunity to make a statement, if he or she desires to do so, and is expected to be available to respond to appropriate questions.

The Audit Committee is not required to take any action as a result of the outcome of the vote on this proposal. In the event shareholders fail to ratify the appointment, the Audit Committee will reconsider this appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interest of the Company and the shareholders.

THE BOARD OF DIRECTORS RECOMMENDS VOTING “FOR” THE RATIFICATION OF THE APPOINTMENT OF GRANT THORNTON AS CHINA CERAMICS’ INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2010.

Principal Accountant Fees and Services

The following table represents the approximate aggregate fees for services rendered by Grant Thornton for fiscal years ended December 31, 2009 and 2008:

	December 31
	2009	2008
Audit Fees	$265,000	$180,000
Audit-Related Fees	-
Tax Fees	-
All Other Fees	-
Total Fees	$265,000	$180,000

Audit Fees

Grant Thornton’s audit fees for 2009 and 2008 consist of the audit of our financial statements for the years ended December 31, 2009, 2008, 2007, and 2006.

Audit-Related Fees

Other than the fees described under the caption “Audit Fees” above, Grant Thornton did not bill any fees for services rendered to us during fiscal year 2009 and 2008 for assurance and related services in connection with the audit or review of our financial statements.

Tax Fees

There were no tax fees billed by Grant Thornton for the fiscal years ended December 31, 2009 and 2008.

All Other Fees

There were no fees billed by Grant Thornton for other professional services rendered during fiscal years ended December 31, 2009 and 2008.

Pre-Approval of Services

We do not rely on pre-approval policies and procedures.

GENERAL

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the meeting.  If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies.  Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request.  In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders wishing to communicate with the Board or any individual director may write to the Board or the individual director to the Board; China Ceramics Co., Ltd.; c/o Jinjiang Hengda Ceramics Co., Ltd.; Junbing Industrial Zone; Anhai, Jinjiang City; Fujian Province, PRC. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual and current reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

November 30, 2010	By Order of the Board of Directors,

/s/ Huang Jia Dong
Huang Jia Dong
Chief Executive Officer

ANNEX A

CHINA CERAMICS CO., LTD.

2010 INCENTIVE COMPENSATION PLAN

CHINA CERAMICS CO., LTD.
2010 INCENTIVE COMPENSATION PLAN

	(c)	Exemptions from Section 16(b) Liability	9

8.	Performance and Annual Incentive Awards		10

	(a)	Performance Conditions	10
	(b)	Performance Awards Granted to Designated Covered Employees	10
	(c)	Annual Incentive Awards Granted to Designated Covered Employees	11
	(d)	Written Determinations	12
	(e)	Status of Section 8(b) and Section 8(c) Awards Under Code Section 162(m)	12

9.	Change in Control		12

	(a)	Effect of Change in Control	12
	(b)	Definition of Change in Control	13
	(c)	Definition of Change in Control Price	14

10.	General Provisions		14

	(a)	Compliance With Legal and Other Requirements	14
	(b)	Limits on Transferability; Beneficiaries	14
	(c)	Adjustments	15
	(d)	Taxes	15
	(e)	Changes to the Plan and Awards	16
	(f)	Limitation on Rights Conferred Under Plan	16
	(g)	Unfunded Status of Awards; Creation of Trusts	16
	(h)	Nonexclusivity of the Plan	16
	(i)	Payments in the Event of Forfeitures; Fractional Shares	16
	(j)	Governing Law	17
	(k)	Plan Effective Date and Shareholder Approval; Termination of Plan	17
	(l)	Code Section 409A	17

CHINA CERAMICS CO., LTD.

2010 INCENTIVE COMPENSATION PLAN

1.           Purpose.               The purpose of this 2010 Incentive Compensation Plan (the “Plan”) is to assist CHINA CERAMICS CO., LTD. (the “Company”) and its subsidiaries in attracting, motivating, retaining and rewarding high-quality executives and other employees, officers, Directors and independent contractors by enabling such persons to acquire or increase a proprietary interest in the Company in order to strengthen the mutuality of interests between such persons and the Company’s shareholders, and providing such persons with annual and long term performance incentives to expend their maximum efforts in the creation of shareholder value. The Plan is also intended to qualify certain compensation awarded under the Plan for tax deductibility under Section 162(m) of the Code (as hereafter defined) to the extent deemed appropriate by the Committee (or any successor committee) of the Board of Directors of the Company.

2.           Definitions.          For purposes of the Plan, the following terms shall be defined as set forth below, in addition to such terms defined in Section 1 hereof.

“Annual Incentive Award” means a conditional right granted to a Participant under Section 8(c) hereof to receive a cash payment, Stock or other Award, unless otherwise determined by the Committee, after the end of a specified fiscal year.

“Award” means any Option, SAR (including Limited SAR), Restricted Stock, Deferred Stock, Stock granted as a bonus or in lieu of another award, Dividend Equivalent, Other Stock-Based Award, Performance Award or Annual Incentive Award, together with any other right or interest, granted to a Participant under the Plan.

“Beneficial Owner”, “Beneficially Owning” and “Beneficial Ownership” shall have the meanings ascribed to such terms in Rule 13d-3 under the Exchange Act and any successor to such Rule.

“Beneficiary” means the person, persons, trust or trusts which have been designated by a Participant in his or her most recent written beneficiary designation filed with the Committee to receive the benefits specified under the Plan upon such Participant’s death or to which Awards or other rights are transferred if and to the extent permitted under Section 10(b) hereof. If, upon a Participant’s death, there is no designated Beneficiary or surviving designated Beneficiary, then the term Beneficiary means the person, persons, trust or trusts entitled by will or the laws of descent and distribution to receive such benefits.

“Board” means the Company’s Board of Directors.

“Change in Control” means Change in Control as defined with related terms in Section 9 of the Plan.

“Change in Control Price” means the amount calculated in accordance with Section 9(c) of the Plan.

“Code” means the Internal Revenue Code of 1986, as amended from time to time, including regulations thereunder and successor provisions and regulations thereto.

“Committee” means a committee designated by the Board to administer the Plan; provided, however, that the Committee shall consist of at least two directors, and each member of which shall be (i) a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act, unless administration of the Plan by “non-employee directors” is not then required in order for exemptions under Rule 16b-3 to apply to transactions under the Plan, and (ii) an “outside director” within the meaning of Section 162(m) of the Code, unless administration of the Plan by “outside directors” is not then required in order to qualify for tax deductibility under Section 162(m) of the Code.

 “Corporate Transaction” means a Corporate Transaction as defined in Section 9(b)(i) of the Plan.

“Covered Employee” means an Eligible Person who is a Covered Employee as specified in Section 8(e) of the Plan.

“Deferred Stock” means a right, granted to a Participant under Section 6(e) hereof, to receive Stock, cash or a combination thereof at the end of a specified deferral period.

“Director” means a member of the Board.

“Disability” means a permanent and total disability (within the meaning of Section 22(e) of the Code), as determined by a medical doctor satisfactory to the Committee.

“Dividend Equivalent” means a right, granted to a Participant under Section 6(g) hereof, to receive cash, Stock, other Awards or other property equal in value to dividends paid with respect to a specified number of shares of Stock, or other periodic payments.

“Effective Date” means the effective date of the Plan, which shall be immediately following the approval of the Plan by the shareholders of the Company at the annual meeting of shareholders to be held on December 27, 2010.

“Eligible Person” means each Executive Officer of the Company (as defined under the Exchange Act) and other officers, Directors and employees of the Company or of any Subsidiary, and independent contractors with the Company or any Subsidiary. The foregoing notwithstanding, only employees of the Company or any Subsidiary shall be Eligible Persons for purposes of receiving any Incentive Stock Options. An employee on leave of absence may be considered as still in the employ of the Company or a Subsidiary for purposes of eligibility for participation in the Plan.

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, including rules thereunder and successor provisions and rules thereto.

“Executive Officer” means an executive officer of the Company as defined under the Exchange Act.

“Fair Market Value” means the fair market value of Stock, Awards or other property as determined by the Committee or the Board, or under procedures established by the Committee or the Board. Unless otherwise determined by the Committee or the Board, the Fair Market Value of Stock as of any given date shall be the closing sale price per share reported on a consolidated basis for stock listed on the principal stock exchange or market on which Stock is traded on the date as of which such value is being determined or, if there is no sale on that date, then on the last previous day on which a sale was reported.

“Incentive Stock Option” or “ISO” means any Option intended to be designated as an incentive stock option within the meaning of Section 422 of the Code or any successor provision thereto.

2

“Incumbent Board” means the Incumbent Board as defined in Section 9(b)(ii) of the Plan.

“Limited SAR” means a right granted to a Participant under Section 6(c) hereof.

“Option” means a right granted to a Participant under Section 6(b) hereof, to purchase Stock or other Awards at a specified price during specified time periods.

“Other Stock-Based Awards” means Awards granted to a Participant under Section 6(h) hereof.

“Parent Corporation” means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company, if each of the corporations in the chain (other than the Company) owns stock possessing 50% or more of the combined voting power of all classes of stock in one of the other corporations in the chain.

“Participant” means a person who has been granted an Award under the Plan which remains outstanding, including a person who is no longer an Eligible Person.

“Performance Award” means a right, granted to an Eligible Person under Section 8 hereof, to receive Awards based upon performance criteria specified by the Committee or the Board.

“Person” shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, and shall include a “group” as defined in Section 13(d) thereof.

“Restricted Stock” means Stock granted to a Participant under Section 6(d) hereof, that is subject to certain restrictions and to a risk of forfeiture.

“Rule 16b-3” and “Rule 16a-1(c)(3)” means Rule 16b-3 and Rule 16a-1(c)(3), as from time to time in effect and applicable to the Plan and Participants, promulgated by the Securities and Exchange Commission under Section 16 of the Exchange Act

“Stock” means the Company’s Common Stock, par value $.0001 per share, and such other securities as may be substituted (or resubstituted) for Stock pursuant to Section 10(c) hereof.

“Stock Appreciation Rights” or “SAR” means a right granted to a Participant under Section 6(c) hereof.

“Subsidiary” means any corporation or other entity in which the Company has a direct or indirect ownership interest of 50% or more of the total combined voting power of the then outstanding securities or interests of such corporation or other entity entitled to vote generally in the election of directors or in which the Company has the right to receive 50% or more of the distribution of profits or 50% or more of the assets on liquidation or dissolution.

3

3.           Administration.

(a) Authority of the Committee. The Plan shall be administered by the Committee; provided, however, that except as otherwise expressly provided in this Plan or in order to comply with Code Section 162(m) or Rule 16b-3 under the Exchange Act, the Board may exercise any power or authority granted to the Committee under this Plan. The Committee or the Board shall have full and final authority, in each case subject to and consistent with the provisions of the Plan, to select Eligible Persons to become Participants, grant Awards, determine the type, number and other terms and conditions of, and all other matters relating to, Awards, prescribe Award agreements (which need not be identical for each Participant) and rules and regulations for the administration of the Plan, construe and interpret the Plan and Award agreements and correct defects, supply omissions or reconcile inconsistencies therein, and to make all other decisions and determinations as the Committee or the Board may deem necessary or advisable for the administration of the Plan. In exercising any discretion granted to the Committee or the Board under the Plan or pursuant to any Award, the Committee or the Board shall not be required to follow past practices, act in a manner consistent with past practices, or treat any Eligible Person in a manner consistent with the treatment of other Eligible Persons.

(b) Manner of Exercise of Committee Authority. The Committee, and not the Board, shall exercise sole and exclusive discretion on any matter relating to a Participant then subject to Section 16 of the Exchange Act with respect to the Company to the extent necessary in order that transactions by such Participant shall be exempt under Rule 16b-3 under the Exchange Act. Any action of the Committee or the Board shall be final, conclusive and binding on all persons, including the Company, its subsidiaries, Participants, Beneficiaries, transferees under Section 10(b) hereof or other persons claiming rights from or through a Participant, and shareholders. The express grant of any specific power to the Committee or the Board, and the taking of any action by the Committee or the Board, shall not be construed as limiting any power or authority of the Committee or the Board. The Committee or the Board may delegate to officers or managers of the Company or any subsidiary, or committees thereof, the authority, subject to such terms as the Committee or the Board shall determine, (i) to perform administrative functions, (ii) with respect to Participants not subject to Section 16 of the Exchange Act, to perform such other functions as the Committee or the Board may determine, and (iii) with respect to Participants subject to Section 16, to perform such other functions of the Committee or the Board as the Committee or the Board may determine to the extent performance of such functions will not result in the loss of an exemption under Rule 16b-3 otherwise available for transactions by such persons, in each case to the extent permitted under applicable law and subject to the requirements set forth in Section 8(d). The Committee or the Board may appoint agents to assist it in administering the Plan.

(c) Limitation of Liability. The Committee and the Board, and each member thereof, shall be entitled to, in good faith, rely or act upon any report or other information furnished to him or her by any executive officer, other officer or employee of the Company or a Subsidiary, the Company’s independent auditors, consultants or any other agents assisting in the administration of the Plan. Members of the Committee and the Board, and any officer or employee of the Company or a subsidiary acting at the direction or on behalf of the Committee or the Board, shall not be personally liable for any action or determination taken or made in good faith with respect to the Plan, and shall, to the extent permitted by law, be fully indemnified and protected by the Company with respect to any such action or determination.

4.           Stock Subject to Plan.

(a) Limitation on Overall Number of Shares Subject to Awards. Subject to adjustment as provided in Section 10(c) hereof, the total number of shares of Stock reserved and available for delivery in connection with Awards under the Plan shall be (i) one million two hundred thousand (1,200,000).  If any Award is cancelled, forfeited or terminated for any reason prior to exercise or becoming fully vested, the shares of  Stock that were subject to such Award shall, to the extent cancelled, forfeited or terminated, immediately be available for future Awards granted under the Plan as if said Award had never been granted including any shares of Stock subject to an Award which is cancelled, forfeited or terminated in order to pay the exercise price, purchase price or any taxes or tax withholdings on an Award.  Any shares of Stock delivered under the Plan may consist, in whole or in part, of authorized and unissued shares or treasury shares.  Subject to adjustment as provided in Section 10(c) hereof, in no event shall the aggregate number of shares of Stock which may be issued pursuant to ISOs exceed one million two hundred thousand (1,200,000) shares.

4

(b) Application of Limitations. The limitation contained in Section 4(a) shall apply not only to Awards that are settleable by the delivery of shares of Stock but also to Awards relating to shares of Stock but settleable only in cash (such as cash-only SARs). The Committee or the Board may adopt reasonable counting procedures to ensure appropriate counting, avoid double counting and make adjustments if the number of shares of Stock actually delivered differs from the number of shares previously counted in connection with an Award.

5.                      Eligibility; Per-Person Award Limitations. Awards may be granted under the Plan only to Eligible Persons. In each fiscal year during any part of which the Plan is in effect, an Eligible Person may not be granted Options, SAR's, Performance Awards or Annual Incentive Awards relating to more than three hundred fifty thousand (350,000) shares of Stock, subject to adjustment as provided in Section 10(c), under each of Sections 6(b), 6(c), 6(d), 6(f), 6(g), 6(h), 8(b) and 8(c). In addition, the maximum amount that may be earned as an Annual Incentive Award or other cash Award in any fiscal year by any one Participant shall be $2,000,000, and the maximum amount that may be earned as a Performance Award or other cash Award in respect of a performance period by any one Participant shall be $5,000,000.

6.           Specific Terms of Awards.

(a) General. Awards may be granted on the terms and conditions set forth in this Section 6. In addition, the Committee or the Board may impose on any Award or the exercise thereof, at the date of grant or thereafter (subject to Section 10(e)), such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee or the Board shall determine, including terms requiring forfeiture of Awards in the event of termination of employment by the Participant and terms permitting a Participant to make elections relating to his or her Award. The Committee or the Board shall retain full power and discretion to accelerate, waive or modify, at any time, any term or condition of an Award that is not mandatory under the Plan. Except in cases in which the Committee or the Board is authorized to require other forms of consideration under the Plan, or to the extent other forms of consideration must be paid to satisfy the requirements of Florida law, no consideration other than services may be required for the grant (but not the exercise) of any Award.

(b) Options. The Committee and the Board each is authorized to grant Options to Participants on the following terms and conditions:

(i) Exercise Price. The exercise price per share of Stock purchasable under an Option shall be determined by the Committee or the Board, provided that such exercise price shall not be less than 100% of the Fair Market Value of the Stock on the date of grant of the Option and shall not, in any event, be less than the par value of a share of Stock on the date of grant of such Option. In the case of Incentive Stock Options, if an employee owns or is deemed to own (by reason of the attribution rules applicable under Section 424(d) of the Code) more than 10% of the combined voting power of all classes of stock of the Company or any Parent Corporation and an Incentive Stock Option is granted to such employee, the option price of such Incentive Stock Option (to the extent required by the Code at the time of grant) shall be no less than 110% of the Fair Market Value of the Stock on the date such Incentive Stock Option is granted.

5

(ii) Time and Method of Exercise. The Committee or the Board shall determine the time or times at which or the circumstances under which an Option may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the time or times at which Options shall cease to be or become exercisable following termination of employment or upon other conditions, the methods by which such exercise price may be paid or deemed to be paid (including in the discretion of the Committee or the Board a cashless exercise procedure), the form of such payment, including, without limitation, cash, Stock, other Awards or awards granted under other plans of the Company or any subsidiary, or other property (including notes or other contractual obligations of Participants to make payment on a deferred basis), and the methods by or forms in which Stock will be delivered or deemed to be delivered to Participants. In addition, the Option may, but need not include, a provision whereby the Participant may elect at any time while an Eligible Employee to exercise the Option as to any part or all of the Stock subject to the Option prior to the full vesting of the Option; provided that any unvested shares of Stock so purchased shall be subject to a repurchase right in favor of the Company, with the repurchase price to be equal to the lesser of (x) the original repurchase price or (y) the Fair Market Value of the shares of Stock on the date of such repurchase, or to any other restrictions the Committee determines to be appropriate.

(iii) ISOs. The terms of any ISO granted under the Plan shall comply in all respects with the provisions of Section 422 of the Code. Anything in the Plan to the contrary notwithstanding, no term of the Plan relating to ISOs shall be interpreted, amended or altered, nor shall any discretion or authority granted under the Plan be exercised, so as to disqualify either the Plan or any ISO under Section 422 of the Code, unless the Participant has first requested the change that will result in such disqualification. Thus, if and to the extent required to comply with Section 422 of the Code, Options granted as Incentive Stock Options shall be subject to the following special terms and conditions:

(A) the Option shall not be exercisable more than ten years after the date such Incentive Stock Option is granted; provided, however, that if a Participant owns or is deemed to own (by reason of the attribution rules of Section 424(d) of the Code) more than 10% of the combined voting power of all classes of stock of the Company or any Parent Corporation and the Incentive Stock Option is granted to such Participant, the term of the Incentive Stock Option shall be (to the extent required by the Code at the time of the grant) for no more than five years from the date of grant; and

(B) The aggregate Fair Market Value (determined as of the date the Incentive Stock Option is granted) of the shares of stock with respect to which Incentive Stock Options granted under the Plan and all other option plans of the Company or its Parent Corporation during any calendar year exercisable for the first time by the Participant during any calendar year shall not (to the extent required by the Code at the time of the grant) exceed $100,000.

(c) Stock Appreciation Rights. The Committee and the Board each is authorized to grant SAR’s to Participants on the following terms and conditions:

(i) Right to Payment. A SAR shall confer on the Participant to whom it is granted a right to receive, upon exercise thereof, the excess of (A) the Fair Market Value of one share of stock on the date of exercise (or, in the case of a “Limited SAR” that may be exercised only in the event of a Change in Control, the Fair Market Value determined by reference to the Change in Control Price, as defined under Section 9(c) hereof), over (B) the grant price of the SAR as determined by the Committee or the Board. The grant price of an SAR shall not be less than the Fair Market Value of a share of Stock on the date of grant.

6

(ii) Other Terms. The Committee or the Board shall determine at the date of grant, the time or times at which and the circumstances under which a SAR may be exercised in whole or in part (including based on achievement of performance goals and/or future service requirements), the time or times at which SARs shall cease to be or become exercisable following termination of employment or upon other conditions, the method of exercise, method of settlement, form of consideration payable in settlement, method by or forms in which Stock will be delivered or deemed to be delivered to Participants and any other terms and conditions of any SAR. Limited SARs that may only be exercised in connection with a Change in Control or other event as specified by the Committee or the Board, may be granted on such terms, not inconsistent with this Section 6(c), as the Committee or the Board may determine.

(d) Restricted Stock. The Committee and the Board each is authorized to grant Restricted Stock to Participants and/or permit Participants to purchase Restricted Stock on the following terms and conditions:

(i) Grant and Restrictions. Restricted Stock shall be subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee or the Board may impose, which restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such installments or otherwise, as the Committee or the Board may determine at the date of grant or purchase or thereafter. Except to the extent restricted under the terms of the Plan and any agreement relating to the Restricted Stock, a Participant who is granted or has purchased Restricted Stock shall have all of the rights of a shareholder, including the right to vote the Restricted Stock and the right to receive dividends thereon (subject to any mandatory reinvestment or other requirement imposed by the Committee or the Board). During the restricted period applicable to the Restricted Stock, subject to Section 10(b) below, the Restricted Stock may not be sold, transferred, pledged, hypothecated, margined or otherwise encumbered by the Participant.

(ii) Forfeiture. Except as otherwise determined by the Committee or the Board at the time of the Award or purchase, upon termination of a Participant’s employment during the applicable restriction period, the Participant’s Restricted Stock that is at that time subject to restrictions shall be forfeited and reacquired by the Company; provided that the Committee or the Board may provide, by rule or regulation or in any agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Stock shall be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee or the Board may in other cases waive in whole or in part the forfeiture of Restricted Stock.

(iii) Certificates for Stock. Restricted Stock granted and/or purchased under the Plan may be evidenced in such manner as the Committee or the Board shall determine. If certificates representing Restricted Stock are registered in the name of the Participant, the Committee or the Board may require that such certificates bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Restricted Stock, that the Company retain physical possession of the certificates, and that the Participant deliver a stock power to the Company, endorsed in blank, relating to the Restricted Stock.

(iv) Dividends and Splits. As a condition to the grant or purchase of Restricted Stock, the Committee or the Board may require that any cash dividends paid on a share of Restricted Stock be automatically reinvested in additional shares of Restricted Stock or applied to the purchase of additional Awards under the Plan. Unless otherwise determined by the Committee or the Board, Stock distributed in connection with a Stock split or Stock dividend, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock with respect to which such Stock or other property has been distributed.

7

(e) Deferred Stock. The Committee and the Board each is authorized to grant Deferred Stock to Participants, which are rights to receive Stock, cash, or a combination thereof at the end of a specified deferral period, subject to the following terms and conditions, and in compliance with Section 409A of the Code:

(i) Award and Restrictions. Satisfaction of an Award of Deferred Stock shall occur upon expiration of the deferral period specified for such Deferred Stock by the Committee or the Board (or, if permitted by the Committee or the Board, as elected by the Participant). In addition, Deferred Stock shall be subject to such restrictions (which may include a risk of forfeiture) as the Committee or the Board may impose, if any, which restrictions may lapse at the expiration of the deferral period or at earlier specified times (including based on achievement of performance goals and/or future service requirements), separately or in combination, in installments or otherwise, as the Committee or the Board may determine. Deferred Stock may be satisfied by delivery of Stock, cash equal to the Fair Market Value of the specified number of shares of Stock covered by the Deferred Stock, or a combination thereof, as determined by the Committee or the Board at the date of grant or thereafter. Prior to satisfaction of an Award of Deferred Stock, an Award of Deferred Stock carries no voting or dividend or other rights associated with share ownership.

(ii) Forfeiture. Except as otherwise determined by the Committee or the Board, upon termination of a Participant’s employment during the applicable deferral period thereof to which forfeiture conditions apply (as provided in the Award agreement evidencing the Deferred Stock), the Participant’s Deferred Stock that is at that time subject to deferral (other than a deferral at the election of the Participant) shall be forfeited; provided that the Committee or the Board may provide, by rule or regulation or in any Award agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Deferred Stock shall be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee or the Board may in other cases waive in whole or in part the forfeiture of Deferred Stock.

(iii) Dividend Equivalents. Unless otherwise determined by the Committee or the Board at date of grant, Dividend Equivalents on the specified number of shares of Stock covered by an Award of Deferred Stock shall be either (A) paid with respect to such Deferred Stock at the dividend payment date in cash or in shares of unrestricted Stock having a Fair Market Value equal to the amount of such dividends, or (B) deferred with respect to such Deferred Stock and the amount or value thereof automatically deemed reinvested in additional Deferred Stock, other Awards or other investment vehicles, as the Committee or the Board shall determine or permit the Participant to elect.

(f) Bonus Stock and Awards in Lieu of Obligations. The Committee and the Board each is authorized to grant Stock as a bonus, or to grant Stock or other Awards in lieu of Company obligations to pay cash or deliver other property under the Plan or under other plans or compensatory arrangements, provided that, in the case of Participants subject to Section 16 of the Exchange Act, the amount of such grants remains within the discretion of the Committee to the extent necessary to ensure that acquisitions of Stock or other Awards are exempt from liability under Section 16(b) of the Exchange Act. Stock or Awards granted hereunder shall be subject to such other terms as shall be determined by the Committee or the Board.

8

(g) Dividend Equivalents. The Committee and the Board each is authorized to grant Dividend Equivalents to a Participant entitling the Participant to receive cash, Stock, other Awards, or other property equal in value to dividends paid with respect to a specified number of shares of Stock, or other periodic payments. Dividend Equivalents may be awarded on a free-standing basis or in connection with another Award. The Committee or the Board may provide that Dividend Equivalents shall be paid or distributed when accrued or shall be deemed to have been reinvested in additional Stock, Awards, or other investment vehicles, and subject to such restrictions on transferability and risks of forfeiture, as the Committee or the Board may specify.

(h) Other Stock-Based Awards. The Committee and the Board each is authorized, subject to limitations under applicable law, to grant to Participants such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Stock, as deemed by the Committee or the Board to be consistent with the purposes of the Plan, including, without limitation, convertible or exchangeable debt securities, other rights convertible or exchangeable into Stock, purchase rights for Stock, Awards with value and payment contingent upon performance of the Company or any other factors designated by the Committee or the Board, and Awards valued by reference to the book value of Stock or the value of securities of or the performance of specified subsidiaries or business units. The Committee or the Board shall determine the terms and conditions of such Awards. Stock delivered pursuant to an Award in the nature of a purchase right granted under this Section 6(h) shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including, without limitation, cash, Stock, other Awards or other property, as the Committee or the Board shall determine. Cash awards, as an element of or supplement to any other Award under the Plan, may also be granted pursuant to this Section 6(h).

7.           Certain Provisions Applicable to Awards.

(a) Term of Awards. The term of each Award shall be for such period as may be determined by the Committee or the Board; provided that in no event shall the term of any Option or SAR exceed a period of ten years (or such shorter term as may be required in respect of an ISO under Section 422 of the Code).

(b) Form and Timing of Payment Under Awards; Deferrals. Subject to the terms of the Plan and any applicable Award agreement, payments to be made by the Company or a subsidiary upon the exercise of an Option or other Award or settlement of an Award may be made in such forms as the Committee or the Board shall determine, including, without limitation, cash, Stock that have been held for at least 6 months, other Awards or other property, and may be made in a single payment or transfer, in installments, or on a deferred basis. The settlement of any Award may be accelerated, and cash paid in lieu of Stock in connection with such settlement, at the discretion of the Committee or the Board. Installment or deferred payments may be required by the Committee or the Board (subject to Section 10(e) of the Plan) or permitted at the election of the Participant on terms and conditions established by the Committee or the Board. Payments may include, without limitation, provisions for the payment or crediting of a reasonable interest rate on installment or deferred payments or the grant or crediting of Dividend Equivalents or other amounts in respect of installment or deferred payments denominated in Stock.

(c) Exemptions from Section 16(b) Liability. It is the intent of the Company that this Plan comply in all respects with applicable provisions of Rule 16b-3 or Rule 16a-1(c)(3) to the extent necessary to ensure that neither the grant of any Awards to nor other transaction by a Participant who is subject to Section 16 of the Exchange Act is subject to liability under Section 16(b) thereof (except for transactions acknowledged in writing to be non-exempt by such Participant). Accordingly, if any provision of this Plan or any Award agreement does not comply with the requirements of Rule 16b-3 or Rule 16a-1(c)(3) as then applicable to any such transaction, such provision will be construed or deemed amended to the extent necessary to conform to the applicable requirements of Rule 16b-3 or Rule 16a-1(c)(3) so that such Participant shall avoid liability under Section 16(b). In addition, the purchase price of any Award conferring a right to purchase Stock shall be not less than any specified percentage of the Fair Market Value of Stock at the date of grant of the Award then required in order to comply with Rule 16b-3.

9

8.           Performance and Annual Incentive Awards.

(a) Performance Conditions. The right of a Participant to exercise or receive a grant or settlement of any Award, and the timing thereof, may be subject to such performance conditions as may be specified by the Committee or the Board. The Committee or the Board may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions, and may exercise its discretion to reduce the amounts payable under any Award subject to performance conditions, except as limited under Sections 8(b) and 8(c) hereof in the case of a Performance Award or Annual Incentive Award intended to qualify under Code Section 162(m). If and to the extent required under Code Section 162(m), any power or authority relating to a Performance Award or Annual Incentive Award intended to qualify under Code Section 162(m), shall be exercised by the Committee and not the Board.

(b) Performance Awards Granted to Designated Covered Employees. If and to the extent that the Committee determines that a Performance Award to be granted to an Eligible Person who is designated by the Committee as likely to be a Covered Employee should qualify as “performance-based compensation” for purposes of Code Section 162(m), the grant, exercise and/or settlement of such Performance Award shall be contingent upon achievement of preestablished performance goals and other terms set forth in this Section 8(b).

(i) Performance Goals Generally. The performance goals for such Performance Awards shall consist of one or more business criteria and a targeted level or levels of performance with respect to each of such criteria, as specified by the Committee consistent with this Section 8(b). Performance goals shall be objective and shall otherwise meet the requirements of Code Section 162(m) and regulations thereunder including the requirement that the level or levels of performance targeted by the Committee result in the achievement of performance goals being “substantially uncertain.” The Committee may determine that such Performance Awards shall be granted, exercised and/or settled upon achievement of any one performance goal or that two or more of the performance goals must be achieved as a condition to grant, exercise and/or settlement of such Performance Awards. Performance goals may differ for Performance Awards granted to any one Participant or to different Participants.

(ii) Business Criteria. One or more of the following business criteria for the Company, on a consolidated basis, and/or specified subsidiaries or business units of the Company (except with respect to the total shareholder return and earnings per share criteria), shall be used exclusively by the Committee in establishing performance goals for such Performance Awards: (1) total shareholder return; (2) such total shareholder return as compared to total return (on a comparable basis) of a publicly available index such as, but not limited to, the Standard & Poor’s 500 Stock Index or the S&P Specialty Retailer Index; (3) net income; (4) pretax earnings; (5) earnings before interest expense, taxes, depreciation and amortization; (6) pretax operating earnings after interest expense and before bonuses, service fees, and extraordinary or special items; (7) operating margin; (8) earnings per share; (9) return on equity; (10) return on capital; (11) return on investment; (12) operating earnings; (13) working capital or inventory; and (14) ratio of debt to shareholders’ equity. One or more of the foregoing business criteria shall also be exclusively used in establishing performance goals for Annual Incentive Awards granted to a Covered Employee under Section 8(c) hereof that are intended to qualify as “performance-based compensation under Code Section 162(m).

10

(iii) Performance Period; Timing For Establishing Performance Goals. Achievement of performance goals in respect of such Performance Awards shall be measured over a performance period of up to ten years, as specified by the Committee. Performance goals shall be established not later than 90 days after the beginning of any performance period applicable to such Performance Awards, or at such other date as may be required or permitted for “performance-based compensation” under Code Section 162(m).

 (iv) Performance Award Pool. The Committee may establish a Performance Award pool, which shall be an unfunded pool, for purposes of measuring Company performance in connection with Performance Awards. The amount of such Performance Award pool shall be based upon the achievement of a performance goal or goals based on one or more of the business criteria set forth in Section 8(b)(ii) hereof during the given performance period, as specified by the Committee in accordance with Section 8(b)(iii) hereof. The Committee may specify the amount of the Performance Award pool as a percentage of any of such business criteria, a percentage thereof in excess of a threshold amount, or as another amount which need not bear a strictly mathematical relationship to such business criteria.

(v) Settlement of Performance Awards; Other Terms. Settlement of such Performance Awards shall be in cash, Stock, other Awards or other property, in the discretion of the Committee. The Committee may, in its discretion, reduce the amount of a settlement otherwise to be made in connection with such Performance Awards. The Committee shall specify the circumstances in which such Performance Awards shall be paid or forfeited in the event of termination of employment by the Participant prior to the end of a performance period or settlement of Performance Awards.

(c) Annual Incentive Awards Granted to Designated Covered Employees. If and to the extent that the Committee determines that an Annual Incentive Award to be granted to an Eligible Person who is designated by the Committee as likely to be a Covered Employee should qualify as “performance-based compensation” for purposes of Code Section 162(m), the grant, exercise and/or settlement of such Annual Incentive Award shall be contingent upon achievement of preestablished performance goals and other terms set forth in this Section 8(c).

(i) Annual Incentive Award Pool. The Committee may establish an Annual Incentive Award pool, which shall be an unfunded pool, for purposes of measuring Company performance in connection with Annual Incentive Awards. The amount of such Annual Incentive Award pool shall be based upon the achievement of a performance goal or goals based on one or more of the business criteria set forth in Section 8(b)(ii) hereof during the given performance period, as specified by the Committee in accordance with Section 8(b)(iii) hereof. The Committee may specify the amount of the Annual Incentive Award pool as a percentage of any such business criteria, a percentage thereof in excess of a threshold amount, or as another amount which need not bear a strictly mathematical relationship to such business criteria.

11

(ii) Potential Annual Incentive Awards. Not later than the end of the 90th day of each fiscal year, or at such other date as may be required or permitted in the case of Awards intended to be “performance-based compensation” under Code Section 162(m), the Committee shall determine the Eligible Persons who will potentially receive Annual Incentive Awards, and the amounts potentially payable thereunder, for that fiscal year, either out of an Annual Incentive Award pool established by such date under Section 8(c)(i) hereof or as individual Annual Incentive Awards. In the case of individual Annual Incentive Awards intended to qualify under Code Section 162(m), the amount potentially payable shall be based upon the achievement of a performance goal or goals based on one or more of the business criteria set forth in Section 8(b)(ii) hereof in the given performance year, as specified by the Committee; in other cases, such amount shall be based on such criteria as shall be established by the Committee. In all cases, the maximum Annual Incentive Award of any Participant shall be subject to the limitation set forth in Section 5 hereof.

(iii) Payout of Annual Incentive Awards. After the end of each fiscal year, the Committee shall determine the amount, if any, of (A) the Annual Incentive Award pool, and the maximum amount of potential Annual Incentive Award payable to each Participant in the Annual Incentive Award pool, or (B) the amount of potential Annual Incentive Award otherwise payable to each Participant. The Committee may, in its discretion, determine that the amount payable to any Participant as an Annual Incentive Award shall be reduced from the amount of his or her potential Annual Incentive Award, including a determination to make no Award whatsoever. The Committee shall specify the circumstances in which an Annual Incentive Award shall be paid or forfeited in the event of termination of employment by the Participant prior to the end of a fiscal year or settlement of such Annual Incentive Award.

 (d) Written Determinations. All determinations by the Committee as to the establishment of performance goals, the amount of any Performance Award pool or potential individual Performance Awards and as to the achievement of performance goals relating to Performance Awards under Section 8(b), and the amount of any Annual Incentive Award pool or potential individual Annual Incentive Awards and the amount of final Annual Incentive Awards under Section 8(c), shall be made in writing in the case of any Award intended to qualify under Code Section 162(m). The Committee may not delegate any responsibility relating to such Performance Awards or Annual Incentive Awards if and to the extent required to comply with Code Section 162(m).

(e) Status of Section 8(b) and Section 8(c) Awards Under Code Section 162(m). It is the intent of the Company that Performance Awards and Annual Incentive Awards under Section 8(b) and 8(c) hereof granted to persons who are designated by the Committee as likely to be Covered Employees within the meaning of Code Section 162(m) and regulations thereunder shall, if so designated by the Committee, constitute “qualified performance-based compensation” within the meaning of Code Section 162(m) and regulations thereunder. Accordingly, the terms of Sections 8(b), (c), (d) and (e), including the definitions of Covered Employee and other terms used therein, shall be interpreted in a manner consistent with Code Section 162(m) and regulations thereunder. The foregoing notwithstanding, because the Committee cannot determine with certainty whether a given Participant will be a Covered Employee with respect to a fiscal year that has not yet been completed, the term Covered Employee as used herein shall mean only a person designated by the Committee, at the time of grant of Performance Awards or an Annual Incentive Award, as likely to be a Covered Employee with respect to that fiscal year. If any provision of the Plan or any agreement relating to such Performance Awards or Annual Incentive Awards does not comply or is inconsistent with the requirements of Code Section 162(m) or regulations thereunder, such provision shall be construed or deemed amended to the extent necessary to conform to such requirements.

9.           Change in Control.

(a) Effect of “Change in Control.” If and to the extent provided in the Award, in the event of a “Change in Control,” as defined in Section 9(b), the following provisions shall apply:

12

(i) Any Award carrying a right to exercise that was not previously exercisable and vested shall become fully exercisable and vested as of the time of the Change in Control, subject only to applicable restrictions set forth in Section 10(a) hereof;

(ii) Limited SARs (and other SARs if so provided by their terms) shall become exercisable for amounts, in cash, determined by reference to the Change in Control Price;

(iii) The restrictions, deferral of settlement, and forfeiture conditions applicable to any other Award granted under the Plan shall lapse and such Awards shall be deemed fully vested as of the time of the Change in Control, except to the extent of any waiver by the Participant and subject to applicable restrictions set forth in Section 10(a) hereof;

(iv) With respect to any such outstanding Award subject to achievement of performance goals and conditions under the Plan, such performance goals and other conditions will be deemed to be met if and to the extent so provided by the Committee in the Award agreement relating to such Award;

(v) the Board may in its sole and absolute discretion, provide on a case by case basis that Options shall terminate, provided however, that a Participant holding such options shall have the right, immediately prior to the occurrence of such Change in Control and during such period as the Board in its sole discretion shall determine and designate, to exercise any Option, to the extent exercisable, in whole or in part; and

 (vi) the Board may in its sole and absolute discretion, provide on a case by case basis that any Award entitled to be settled in shares of Stock shall instead be entitled to be settled, during such period as the Board in its sole discretion shall determine and designate, by means of a cash payment equal to the fair market value of such Award immediately prior to the occurrence of such Change in Control, as determined in good faith by the Board.

(b) Definition of “Change in Control.” A “Change in Control” shall be deemed to have occurred upon:

(i) Approval by the shareholders of the Company of a reorganization, merger, consolidation or other form of corporate transaction or series of transactions, in each case, with respect to which persons who were the shareholders of the Company immediately prior to such reorganization, merger or consolidation or other transaction do not, immediately thereafter, own more than 50% of the combined voting power entitled to vote generally in the election of directors of the reorganized, merged or consolidated company’s then outstanding voting securities, or a liquidation or dissolution of the Company or the sale of all or substantially all of the assets of the Company (unless such reorganization, merger, consolidation or other corporate transaction, liquidation, dissolution or sale (any such event being referred to as a “Corporate Transaction”) is subsequently abandoned);

(ii) Individuals who, as of the date on which the Award is granted, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director subsequent to the date on which the Award was granted whose election, or nomination for election by the Company’s shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board (other than an election or nomination of an individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of the Directors of the Company, as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Securities Exchange Act) shall be, for purposes of this Agreement, considered as though such person were a member of the Incumbent Board; or

13

(iii) the acquisition (other than from the Company) by any person, entity or “group”, within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act, of more than 50% of either the then outstanding shares of the Company’s Common Stock or the combined voting power of the Company’s then outstanding voting securities entitled to vote generally in the election of directors (hereinafter referred to as the ownership of a “Controlling Interest”) excluding, for this purpose, any acquisitions by (1) the Company or its Subsidiaries, (2) any person, entity or “group” that as of the date on which the Award is granted owns beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act) of a Controlling Interest or (3) any employee benefit plan of the Company or its Subsidiaries.

(c) Definition of “Change in Control Price.” The “Change in Control Price” means an amount in cash equal to the higher of (i) the amount of cash and fair market value of property that is the highest price per share paid (including extraordinary dividends) in any Corporate Transaction triggering the Change in Control under Section 9(b)(i) hereof or any liquidation of shares following a sale of substantially all of the assets of the Company, or (ii) the highest Fair Market Value per share at any time during the 60-day period preceding and the 60-day period following the Change in Control.

10.           General Provisions.

(a) Compliance With Legal and Other Requirements. The Company may, to the extent deemed necessary or advisable by the Committee or the Board, postpone the issuance or delivery of Stock or payment of other benefits under any Award until completion of such registration or qualification of such Stock or other required action under any federal or state law, rule or regulation, listing or other required action with respect to any stock exchange or automated quotation system upon which the Stock or other Company securities are listed or quoted, or compliance with any other obligation of the Company, as the Committee or the Board, may consider appropriate, and may require any Participant to make such representations, furnish such information and comply with or be subject to such other conditions as it may consider appropriate in connection with the issuance or delivery of Stock or payment of other benefits in compliance with applicable laws, rules, and regulations, listing requirements, or other obligations. The foregoing notwithstanding, in connection with a Change in Control, the Company shall take or cause to be taken no action, and shall undertake or permit to arise no legal or contractual obligation, that results or would result in any postponement of the issuance or delivery of Stock or payment of benefits under any Award or the imposition of any other conditions on such issuance, delivery or payment, to the extent that such postponement or other condition would represent a greater burden on a Participant than existed on the 90th day preceding the Change in Control.

(b) Limits on Transferability; Beneficiaries. No Award or other right or interest of a Participant under the Plan, including any Award or right which constitutes a derivative security as generally defined in Rule 16a-1(c) under the Exchange Act, shall be pledged, hypothecated or otherwise encumbered or subject to any lien, obligation or liability of such Participant to any party (other than the Company or a Subsidiary), or assigned or transferred by such Participant otherwise than by will or the laws of descent and distribution or to a Beneficiary upon the death of a Participant, and such Awards or rights that may be exercisable shall be exercised during the lifetime of the Participant only by the Participant or his or her guardian or legal representative, except that Awards and other rights may be transferred to one or more Beneficiaries or other transferees during the lifetime of the Participant, and may be exercised by such transferees in accordance with the terms of such Award, but only if and to the extent such transfers and exercises are permitted by the Committee or the Board pursuant to the express terms of an Award agreement (subject to any terms and conditions which the Committee or the Board may impose thereon, and further subject to any prohibitions or restrictions on such transfers pursuant to Rule 16b-3). A Beneficiary, transferee, or other person claiming any rights under the Plan from or through any Participant shall be subject to all terms and conditions of the Plan and any Award agreement applicable to such Participant, except as otherwise determined by the Committee or the Board, and to any additional terms and conditions deemed necessary or appropriate by the Committee or the Board.

14

(c) Adjustments. In the event that any dividend or other distribution (whether in the form of cash, Stock, or other property), recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, liquidation, dissolution or other similar corporate transaction or event affects the Stock such that a substitution or adjustment is determined by the Committee or the Board to be appropriate in order to prevent dilution or enlargement of the rights of Participants under the Plan, then the Committee or the Board shall, in such manner as it may deem equitable, substitute or adjust any or all of (i) the number and kind of shares of Stock which may be delivered in connection with Awards granted thereafter, (ii) the number and kind of shares of Stock by which annual per-person Award limitations are measured under Section 5 hereof, (iii) the number and kind of shares of Stock subject to or deliverable in respect of outstanding Awards and (iv) the exercise price, grant price or purchase price relating to any Award and/or make provision for payment of cash or other property in respect of any outstanding Award. In addition, the Committee (and the Board if and only to the extent such authority is not required to be exercised by the Committee to comply with Code Section 162(m)) is authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards (including Performance Awards and performance goals, and Annual Incentive Awards and any Annual Incentive Award pool or performance goals relating thereto) in recognition of unusual or nonrecurring events (including, without limitation, events described in the preceding sentence, as well as acquisitions and dispositions of businesses and assets) affecting the Company, any Subsidiary or any business unit, or the financial statements of the Company or any Subsidiary, or in response to changes in applicable laws, regulations, accounting principles, tax rates and regulations or business conditions or in view of the Committee’s assessment of the business strategy of the Company, any Subsidiary or business unit thereof, performance of comparable organizations, economic and business conditions, personal performance of a Participant, and any other circumstances deemed relevant; provided that no such adjustment shall be authorized or made if and to the extent that such authority or the making of such adjustment would cause Options, SARs, Performance Awards granted under Section 8(b) hereof or Annual Incentive Awards granted under Section 8(c) hereof to Participants designated by the Committee as Covered Employees and intended to qualify as “performance-based compensation” under Code Section 162(m) and the regulations thereunder to otherwise fail to qualify as “performance-based compensation” under Code Section 162(m) and regulations thereunder.

(d) Taxes. The Company and any Subsidiary is authorized to withhold from any Award granted, any payment relating to an Award under the Plan, including from a distribution of Stock, or any payroll or other payment to a Participant, amounts of withholding and other taxes due or potentially payable in connection with any transaction involving an Award, and to take such other action as the Committee or the Board may deem advisable to enable the Company and Participants to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award. This authority shall include authority to withhold or receive Stock or other property and to make cash payments in respect thereof in satisfaction of a Participant’s tax obligations, either on a mandatory or elective basis in the discretion of the Committee.

15

(e) Changes to the Plan and Awards. The Board may amend, alter, suspend, discontinue or terminate the Plan, or the Committee’s authority to grant Awards under the Plan, without the consent of shareholders or Participants, except that any amendment or alteration to the Plan shall be subject to the approval of the Company’s shareholders not later than the annual meeting next following such Board action if such shareholder approval is required by any federal or state law or regulation (including, without limitation, Rule 16b-3 or Code Section 162(m)) or the rules of any stock exchange or automated quotation system on which the Stock may then be listed or quoted, and the Board may otherwise, in its discretion, determine to submit other such changes to the Plan to shareholders for approval; provided that, without the consent of an affected Participant, no such Board action may materially and adversely affect the rights of such Participant under any previously granted and outstanding Award. The Committee or the Board may waive any conditions or rights under, or amend, alter, suspend, discontinue or terminate any Award theretofore granted and any Award agreement relating thereto, except as otherwise provided in the Plan; provided that, without the consent of an affected Participant, no such Committee or the Board action may materially and adversely affect the rights of such Participant under such Award. Notwithstanding anything in the Plan to the contrary, if any right under this Plan would cause a transaction to be ineligible for pooling of interest accounting that would, but for the right hereunder, be eligible for such accounting treatment, the Committee or the Board may modify or adjust the right so that pooling of interest accounting shall be available, including the substitution of Stock having a Fair Market Value equal to the cash otherwise payable hereunder for the right which caused the transaction to be ineligible for pooling of interest accounting.

(f) Limitation on Rights Conferred Under Plan. Neither the Plan nor any action taken hereunder shall be construed as (i) giving any Eligible Person or Participant the right to continue as an Eligible Person or Participant or in the employ of the Company or a Subsidiary; (ii) interfering in any way with the right of the Company or a Subsidiary to terminate any Eligible Person’s or Participant’s employment at any time, (iii) giving an Eligible Person or Participant any claim to be granted any Award under the Plan or to be treated uniformly with other Participants and employees, or (iv) conferring on a Participant any of the rights of a shareholder of the Company unless and until the Participant is duly issued or transferred shares of Stock in accordance with the terms of an Award.

(g) Unfunded Status of Awards; Creation of Trusts. The Plan is intended to constitute an “unfunded” plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant or obligation to deliver Stock pursuant to an Award, nothing contained in the Plan or any Award shall give any such Participant any rights that are greater than those of a general creditor of the Company; provided that the Committee may authorize the creation of trusts and deposit therein cash, Stock, other Awards or other property, or make other arrangements to meet the Company’s obligations under the Plan. Such trusts or other arrangements shall be consistent with the “unfunded” status of the Plan unless the Committee otherwise determines with the consent of each affected Participant. The trustee of such trusts may be authorized to dispose of trust assets and reinvest the proceeds in alternative investments, subject to such terms and conditions as the Committee or the Board may specify and in accordance with applicable law.

(h) Nonexclusivity of the Plan. Neither the adoption of the Plan by the Board nor its submission to the shareholders of the Company for approval shall be construed as creating any limitations on the power of the Board or a committee thereof to adopt such other incentive arrangements as it may deem desirable including incentive arrangements and awards which do not qualify under Code Section 162(m).

(i) Payments in the Event of Forfeitures; Fractional Shares. Unless otherwise determined by the Committee or the Board, in the event of a forfeiture of an Award with respect to which a Participant paid cash or other consideration, the Participant shall be repaid the amount of such cash or other consideration. No fractional shares of Stock shall be issued or delivered pursuant to the Plan or any Award. The Committee or the Board shall determine whether cash, other Awards or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

16

(j) Governing Law. The validity, construction and effect of the Plan, any rules and regulations under the Plan, and any Award agreement shall be determined in accordance with the laws of the State of Florida without giving effect to principles of conflicts of laws, and applicable federal law.

(k) Plan Effective Date and Shareholder Approval; Termination of Plan. The Plan shall become effective on the Effective Date, subject to subsequent approval within 12 months of its adoption by the Board by shareholders of the Company eligible to vote in the election of directors, by a vote sufficient to meet the requirements of Code Sections 162(m) and 422, Rule 16b-3 under the Exchange Act, applicable NASDAQ requirements, and other laws, regulations, and obligations of the Company applicable to the Plan. Awards may be granted subject to shareholder approval, but may not be exercised or otherwise settled in the event shareholder approval is not obtained. The Plan shall terminate at such time as no shares of Common Stock remain available for issuance under the Plan and the Company has no further rights or obligations with respect to outstanding Awards under the Plan.

(l) Code Section 409A. The provisions of Section 409A of the Code are incorporated herein by reference to the extent necessary for any Award that is subject Section 409A of the Code to comply therewith and this Plan is intended to comply with the requirements of such Section. The provisions of this Plan shall be interpreted in a manner that satisfies the requirements of Section 409A of the Code and the related regulations, and the Plan shall be operated accordingly. If any provision of this Plan or any term or condition of any Award would otherwise frustrate or conflict with this intent, the provision, term or condition will be interpreted and deemed amended so as to avoid this conflict. Notwithstanding any other provisions of the Plan, neither the Board nor any other person may decrease the exercise price of any Option or SAR, nor take any action that would result in a deemed decrease of the exercise price under Section 409A of the Code, after the date such Option or SAR is granted. Notwithstanding any other provisions of the Plan, the Company does not guarantee to any Participant or any other person with an interest in an Award that any Award intended to be exempt from Section 409A of the Code shall be so exempt, nor that any Award intended to comply with Section 409A of the Code shall so comply, nor will the Company indemnify, defend or hold harmless any individual with respect to the tax consequences of any such failure.

17

ANNUAL MEETING OF SHAREHOLDERS OF

CHINA CERAMICS CO., LTD.

December 27, 2010

NOTICE OF INTERNET AVAILABLITY OF PROXY MATERIAL:

The Notice of Meeting, Proxy Statement and Proxy Card are available at:

http://www.cceramics.com

Please sign, date and mail your proxy card in the envelope provided promptly.

2

PROXY
CHINA CERAMICS CO., LTD.
ANNUAL MEETING OF SHAREHOLDERS

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Huang Jia Dong or Hen Man Edmund, individually, as proxy to represent the undersigned at the Annual Meeting of Shareholders to be held on December 27, 2010 at the Westport Inn, 1595 Post Road East, Westport, CT 06880 at 7:30 a.m. local time, and at any adjournments thereof, and to vote the shares the undersigned would be entitled to vote if personally present, as indicated below.

The Board of Directors recommends that you vote “FOR” each proposal.

1.           Election of Directors
☐	FOR ALL NOMINEES	¡	Huang Jia Dong
☐	WITHHOLDING AUTHORITY FOR ALL NOMINEES	¡	Su Pei Zhi
☐	FOR ALL EXCEPT (SEE INSTRUCTIONS BELOW)	¡	Paul K. Kelly
		¡	Cheng Yan Davis
		¡	Ding Wei Dong
		¡	Bill Stulginsky
		¡	Su Wei Feng

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you which to withhold, as shown here: ●
_____________________________________________________

2.           Approval of the 2010 Incentive Plan.

FOR ☐                                                                AGAINST ☐                                                                ABSTAIN ☐

3.           Ratification of the appointment of Grant Thornton as independent auditors.

FOR ☐                                                                AGAINST ☐                                                                ABSTAIN ☐

If any other business is presented at the meeting, this proxy will be voted by those named in this proxy in their best judgment. At the present time, the Board of Directors is not aware of any other business to be presented at the meeting.

The shares represented by this proxy, when properly executed, will be voted as directed; however, abstentions will have no effect on the election of directors (Item 1). Abstentions will be treated as being present and entitled to vote on the other items presented at the annual meeting and, therefore, will have the effect of votes against such proposals. If you do not provide your broker or other nominee with instructions on how to vote your “street name” shares, your broker or nominee will not be permitted to vote them on non-routine matters (a broker “non-vote”) such as Item 1. Shares subject to a broker “non-vote” will not be considered entitled to vote with respect to Item 1, and will not affect the outcome on that Item. Please note that this year the rules regarding how brokers may vote your shares have changed. Brokers may no longer vote your shares on the election of directors in the absence of your specific instructions as to how to vote. We encourage you to provide instructions to your broker regarding the voting of your shares.

Signature of Shareholder: _________________________ Date: ______________________, 2010

Signature of Shareholder: _________________________ Date: ______________________, 2010

Note: If shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

3